 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205893

MVP REIT II, INC.
SUPPLEMENT NO. 1 DATED MAY 25, 2017
TO THE PROSPECTUS DATED MAY 25, 2017

This document supplements, and should be read in conjunction with, our prospectus dated May 25, 2017 relating to our offering of up to $50,000,000 in shares of our common stock to existing stockholders pursuant to our distribution reinvestment plan. The use of the terms "MVP REIT II, Inc.," the "company," "we," "us" or "our" in this prospectus refer to MVP REIT II, Inc. unless the context indicates otherwise. The purpose of this supplement is to disclose:

·	our Quarterly Report on Form 10-Q/A for the period ended March 31, 2017.
Quarterly Report on Form 10-Q

The prospectus is hereby supplemented with our Quarterly Report on Form 10-Q/A for the period ended March 31, 2017, as filed with the Securities and Exchange Commission on May 18, 2017, a copy of which, excluding exhibits, is attached to this Supplement No. 1 as Appendix A.

APPENDIX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

(Mark one)

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2017

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-205893
MVP REIT II, INC.
(Exact name of registrant as specified in its charter)

MARYLAND	47-3945882
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

8880 W. SUNSET RD SUITE 240, LAS VEGAS, NV 89148
(Address of Principal Executive Offices) (Zip Code)
Registrant's Telephone Number: (702) 534-5577

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Sec. 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ]	Smaller reporting company [ X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes [ ] No [X]

As of May 9, 2017, the registrant had 2,538,304 shares of common stock outstanding.

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 10-Q/A to amend and restate in their entirety the following items of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 as originally filed with the Securities and Exchange Commission on May 5, 2017 (the "Original Form 10-Q"): (i) Item 1 of Part I "Financial Information," (ii) Item 2 of Part I, "Management's Discussion and Analysis of Financial Condition and Results of Operations" "Funds from Operations and Modified Funds from Operations," and (iii) Item 4 of Part I, "Controls and Procedures", and we have also updated the signature page, the certifications of our Chief Executive Officer and Chief Financial Officer in Exhibits 31.1, 31.2, 32.1 and 32.2, and our financial statements formatted in Extensible Business Reporting Language (XBRL) in Exhibits 101. No other sections were affected, but for the convenience of the reader, this report on Form 10-Q/A restates in its entirety, as amended, our Original Form 10-Q. This report on Form 10-Q/A is presented as of the filing date of the Original Form 10-Q and does not reflect events occurring after that date, or modify or update disclosures in any way other than as required to reflect the restatement described below.

We have determined that our previously reported results for the quarter ended March 31, 2017 did not include an interest expense accrual and rent received. The condensed statement of operations for the quarter ended March 31, 2017 included in this Form 10-Q/A have been restated to include the accrual of $141,000 of interest and $27,000 of revenue. The condensed balance sheet as of March 31, 2017 included in this Form 10-Q/A have been restated to incorporate these changes which increased accounts payable and accrued expenses as previously reported by $141,000 and decreased the deferred revenue by $27,000. The condensed statement of cash flows for the quarter ended March 31, 2017 included in this Form 10-Q/A includes certain adjustments to correspond to the statement of operations and the statement of equity adjustments as described above. We have made necessary conforming changes in "Management's Discussion and Analysis of Financial Condition and Results of Operations" resulting from the correction of this error.

Amendment
This Form 10-Q/A sets forth the Original Filing, as modified and superseded where necessary to reflect the Restatement and related matters. Specifically, the following items of the Original Quarterly Report on Form 10-Q are amended by this Form 10-Q/A to reflect the Restatement and related matters:
Part I - Item 1. Financial Statements, and updates to selected notes impacted by the Restatement in the Notes to the Condensed Consolidated Financial Statements.
Part I - Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Part I - Item 2. Funds from Operations and Modified Funds from Operations
Part I - Item 4. Controls and Procedures

MVP REIT II, Inc.
(A Maryland Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2017	December 31, 2016
ASSETS	(unaudited) (As restated)
Cash	$4,675,000	$4,885,000
Cash - restricted	1,125,000	100,000
Prepaid expenses	696,000	283,000
Accounts receivable	351,000	208,000
Investments in MVP REIT, Inc.	3,086,000	3,034,000
Investment in real estate
Land and improvements	41,554,000	28,854,000
Buildings and improvements	72,903,000	24,889,000
Construction in progress	521,000	--
	114,978,000	53,743,000
Accumulated depreciation	(620,000)	(195,000)
Total investments in real estate, net	114,358,000	53,548,000

Other assets	282,000	4,575,000
Assets held for sale	730,000	700,000
Investment in equity method investee	1,150,000	1,150,000
Investments in cost method investee - held for sale	836,000	836,000
Investments in cost method investee	923,000	936,000
Total assets	$128,212,000	$70,255,000
LIABILITIES AND EQUITY
Liabilities
Accounts payable and accrued liabilities	$765,000	$485,000
Security Deposit	46,000	2,000
Due to related parties	929,000	575,000
Liabilities related to assets held for sale	26,000	--
Line of credit, net of unamortized loan issuance costs of approximately $0.2 million as of March 31, 2017 and December 31, 2016	19,674,000	7,957,000
Deferred revenue	82,000	45,000
Notes payable, net of unamortized loan issuance costs of approximately $0.2 million and $0.1 million as of March 31, 2017 and December 31, 2016, respectively	41,724,000	5,318,000
Total liabilities	63,246,000	14,382,000
Commitments and contingencies	--	--
Equity
MVP REIT II, Inc. Stockholders' Equity
Preferred stock, $0.0001 par value, 1,000,000 shares authorized, none outstanding	--	--
Preferred stock Series A, $0.0001 par value, 50,000 shares authorized, 2,862 shares issued and outstanding	--	--
Non-voting, non-participating convertible stock, $0.0001 par value, no shares issued and outstanding
Common stock, $0.0001 par value, 98,999,000 shares authorized, 2,521,088 and 2,301,828 shares issued and outstanding as of March 31, 2017 and December 31, 2016, respectively	--	--
Additional paid-in capital	63,283,000	56,143,000
Accumulated deficit	(7,494,000)	(4,394,000)
Total MVP REIT II, Inc. Shareholders' Equity	55,789,000	51,749,000
Non-controlling interest - related party	9,177,000	4,124,000
Total equity	64,966,000	55,873,000
Total liabilities and equity	$128,212,000	$70,255,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MVP REIT II, Inc.
(A Maryland Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016
Revenues	(As restated)
Rental revenue	$2,002,000	$--
Total revenues	2,002,000	--

Operating expenses
General and administrative	328,000	151,000
Merger costs	125,000	--
Acquisition expenses	1,766,000	--
Acquisition expenses - related party	1,118,000	109,000
Operation and maintenance	351,000	--
Operation and maintenance - related party	237,000	--
Depreciation	425,000	--
Total operating expenses	4,350,000	260,000

Loss from operations	(2,348,000)	(260,000)

Other income (expense)
Interest expense	(796,000)	(1,000)
Distribution income - related party	52,000	--
Income (loss) from investment in equity method investee	14,000	(1,000)
Total other expense	(730,000)	(2,000)

Loss from continuing operations	(3,078,000)	(262,000)

Discontinued operations, net of income taxes
Income from assets held for sale, net of income taxes	6,000	--
Total income from discontinued operations	6,000	--

Provision for income taxes	--	--

Net loss	(3,072,000)	(262,000)
Net income attributable to non-controlling interest - related party	28,000	--
Net loss attributable to MVP REIT II, Inc.'s stockholders	$(3,100,000)	$(262,000)
Basic and diluted loss per weighted average common share:
Loss from continuing operations attributable to MVP REIT II, Inc.'s common stockholders - basic and diluted	$(1.27)	$(1.14)
Income from discontinued operations - basic and diluted	$0.01	$--
Net loss attributable to MVP REIT II, Inc.'s common stockholders - basic and diluted	$(1.28)	$(1.14)
Distributions declared per common share	$(0.20)	$(0.10)
Weighted average common shares outstanding, basic and diluted	2,425,200	228,843

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MVP REIT II, Inc.
CONDENSED CONSOLIDATED STATEMENT OF EQUITY
For the Three Months Ended March 31, 2017
(Unaudited)
(As restated)
	Preferred stock		Common stock
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interest -Related Party	Total
Balance, December 31, 2016	--	$--	2,301,828	$--	$56,143,000	$(4,394,000)	$4,124,000	$55,873,000

Distributions to non-controlling interest	--	--	--	--	--	--	(50,000)	(50,000)

Issuance of common stock	--	--	189,988	--	4,750,000	--	--	4,750,000

Issuance of common stock - DRIP	--	--	11,420	--	285,000	--	--	285,000

Issuance of common stock - Dividend	--	--	17,852	--	--	--	--	--

Issuance of preferred stock	2,862	--	--	--	2,556,000	--	--	2,556,000

Non-controlling interest	--	--	--	--	--	--	5,075,000	5,075,000

Distributions	--	--	--	--	(451,000)	--	--	(451,000)

Net income (loss)	--	--	--	--	--	(3,100,000)	28,000	(3,072,000)
Balance, March 31, 2017	2,862	$--	2,521,088	$--	$63,283,000	$(7,494,000)	$9,177,000	$64,966,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MVP REIT II, Inc.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016
Cash flows from operating activities:	(As restated)
Net Loss	$(3,072,000)	$(262,000)
Adjustments to reconcile net loss to net cash used in operating activities: Income (loss) from investment in equity method investee	(14,000)	1,000
Distribution from MVP REIT	(52,000)	--
Amortization of loan costs	96,000	--
Depreciation expense	425,000	--
Changes in operating assets and liabilities
Cash - Restricted	(1,025,000)	--
Due to related parties	354,000	37,000
Accounts payable	278,000	32,000
Loan fees	(183,000)	--
Security deposits	44,000	--
Deferrerd revenue	37,000	--
Assets held for sale, net of liabilities	(4,000)	--
Accounts receivable	(143,000)	--
Prepaid expenses	(413,000)	58,000
Net cash used in operating activities	(3,672,000)	(134,000)

Cash flows from investing activities:
Purchase of investment in real estate	(56,700,000)	--
Building improvements	(14,000)	--
Payments made for future acquisitions	(227,000)	--
Distribution received from investment in cost method investee	13,000	--
Distribution received from investment in equity method investee	14,000	--
Investment in cost method investee	--	(2,793,000)
Investment in equity method investee	--	(600,000)
Proceeds from non-controlling interest	5,075,000	--
Net cash used in investing activities	(51,839,000)	(3,393,000)

Cash flows from financing activities
Proceeds from note payable	36,415,000	--
Payments on note payable	(173,000)	(45,000)
Proceeds from of line of credit	11,968,000	--
Payments made to line of credit	(284,000)	--
Distribution to non-controlling interest	(50,000)	--
Proceeds from issuance of common stock	5,035,000	8,687,000
Proceeds from issuance of preferred stock	2,556,000	--
Distribution made to common stockholders	(161,000)	(10,000)
Distribution made to preferred stockholders	(5,000)	--
Net cash provided by financing activities	55,301,000	8,632,000

Net change in cash	(210,000)	5,105,000
Cash, beginning of period	4,885,000	2,268,000
Cash, end of period	$4,675,000	$7,373,000

Supplemental disclosures of cash flow information:
Interest Paid	$595,000	$1,000
Non-cash investing and financing activities:
Distributions - DRIP	$285,000	$14,000
Deposits applied to purchase of investment in real estate	$4,000,000	$--

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

MVP REIT II, Inc.
(A Maryland Corporation)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2017
(Unaudited)

Note A - Organization and Proposed Business Operations

MVP REIT II, Inc. (the "Company," "we," "us," or "our") is a Maryland corporation formed on May 4, 2015 and intends to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes upon the filing of the federal tax return for the year ended December 31, 2016. As of December 31, 2016, the Company ceased all selling efforts for the initial public offering (the "Common Stock Offering") of its common stock, $0.0001 par value per share, at $25.00 per share, pursuant to a registration statement on Form S-11 filed with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended. The Company accepted additional subscriptions through March 31, 2017, the last day of the Common Stock Offering. As of March 31, 2017, the Company raised approximately $61.1 million in the Common Stock Offering before payment of deferred offering costs of approximately $1.1 million, contribution from the Sponsor of approximately $1.1 million and cash distributions of approximately $435,000. The Company has also registered $50 million in shares of common stock for issuance pursuant to a distribution reinvestment plan (the "DRIP") under which common stockholders may elect to have their distributions reinvested in additional shares of common stock at the current price of $25.00 per share.

The Company was formed to focus primarily on investments in parking facilities, including parking lots, parking garages and other parking structures throughout the United States and Canada. No more than 10% of the proceeds of the Common Stock Offering will be used for investment in Canadian properties. To a lesser extent, the Company may also invest in properties other than parking facilities.

The Company is the sole general partner of MVP REIT II Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"). The Company intends to own substantially all of its assets and conduct its operations through the Operating Partnership. The Company's wholly owned subsidiary, MVP REIT II Holdings, LLC, is the sole limited partner of the Operating Partnership. The operating agreement provides that the Operating Partnership is operated in a manner that enables the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability, and (3) ensure that the Operating Partnership is not classified as a "publicly traded partnership" for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation.

We utilize an Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure to enable us to acquire real property in exchange for limited partnership interests in the Company's Operating Partnership from owners who desire to defer taxable gain that would otherwise normally be recognized by them upon the disposition of their real property or transfer of their real property to us in exchange for shares of the Company's common stock or cash.

As part of the Company's initial capitalization, we sold 8,000 shares of common stock for $200,000 to MVP Capital Partners II, LLC (the "Sponsor"), the sponsor of the Company. The Sponsor is owned 60% by Vestin Realty Mortgage II, Inc., a Maryland corporation and OTC pink sheet company ("VRM II"), and 40% by Vestin Realty Mortgage I, Inc., a Maryland corporation and OTC pink sheet company ("VRM I"), both which are managed by Vestin Mortgage, LLC, a Nevada limited liability company in which Michael Shustek wholly owns. The Company also sold 5,000 shares of common stock to VRM II in the Offering.

The Company's advisor is MVP Realty Advisors, LLC (the "Advisor"), a Nevada limited liability company, which is owned 60% by VRM II and 40% by VRM I. The Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making investments on the Company's behalf pursuant to an advisory agreement between the Company and the Advisor (the "Advisory Agreement"). The Company has no paid employees.

From inception through March 31, 2017, the Company has paid approximately $1.2 million in distributions, including issuing 29,731 shares of its common stock as DRIP, issuing 47,116 shares of its common stock as dividend in distributions to the Company's common stockholders and $5,000 in distributions for preferred stockholders, all of which have been paid from offering proceeds and constituted a return of capital. The Company may pay distributions from sources other than cash flow from operations, including proceeds from the Offering and other stock sales, the sale of assets, or borrowings. The Company has no limits on the amounts it may pay from such sources. If the Company continues to pay distributions from sources other than cash flow from operations, the funds available to the Company for investments would be reduced and the share value may be diluted.

Capitalization

As of March 31, 2017, the Company had 2,521,088 shares of common stock issued and outstanding. During the three months ended March 31, 2017, the Company had received consideration of approximately $4.7 million for the issuance of its common stock in connection with the Common Stock Offering. In connection with its formation, the Company sold 8,000 shares of common stock to the Sponsor for $200,000. As of March 31, 2017, the Company had 2,862 shares of preferred stock issued and outstanding

The Company offered up to $50 million in shares of the Company's Series A Convertible Redeemable Preferred Stock ("Series A"), par value $0.0001 per share, together with warrants to acquire the Company's common stock, in a Regulation D 506(c) private placement to accredited investors. In connection with the private placement, on October 27, 2016, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 50,000 shares of Series A Convertible Redeemable Preferred Stock. The Company commenced the private placement of the shares of Series A to accredited investors on November 1, 2016 and closed the offering on March 24, 2017. The Company raised approximately $2.6 million, net of offering costs, in the Series A private placements.

As disclosed on an 8-K filed with the SEC on March 30, 2017, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 97,000 shares of its authorized capital stock as shares of Series 1 Convertible Redeemable Preferred Stock ("Series 1"), par value $0.0001 per share. The Company commenced the Regulation D 506(b) private placement of shares of Series 1 to accredited investors commencing April 7, 2017. As of May 9, 2017, the Company has not received any funds in relation to the Series 1 offering.

Stockholders may elect to reinvest distributions received from the Company in common shares by participating in the Company's DRIP. The stockholder may enroll in the DRIP by completing the distribution change form. The stockholder may also withdraw at any time, without penalty, by delivering written notice to the Company. Participants will acquire DRIP shares at a fixed price of $25.00 per share until (i) all such shares registered in the Offering are issued, (ii) the Offering terminates and the Company elects to deregister any unsold shares under the DRIP, or (iii) the Company's board decides to change the purchase price for DRIP shares or terminate the DRIP for any reason. Commencing no later than May 29, 2018 (the "Valuation Date"), which is 150 days following the second anniversary of the date to satisfy the minimum offering requirement in the Offering, if the DRIP is ongoing, the Company will adjust the price of shares offered in the DRIP to equal the net asset value ("NAV") per share. The Company will update the NAV per share at least annually following the Valuation Date and further adjust the per share price in the Company's DRIP accordingly. The Company has registered $50,000,000 in shares for issuance under the DRIP.

The Company may amend, suspend or terminate the DRIP for any reason, except that the Company may not amend the DRIP to eliminate a participant's ability to withdraw from the DRIP, without first providing 10 days prior written notice to participants.

In addition, the Company has a Share Repurchase Program ("SRP") that may provide stockholders who generally have held their shares for at least two years an opportunity to sell their shares to the Company, subject to certain restrictions and limitations. Prior to the date that the Company establishes an estimated value per share of common stock, the purchase price will be 95.0% of the purchase price paid for the shares if redeemed at any time between the second and third anniversaries of the purchase date, and 97.0% of the purchase price paid if redeemed after the third anniversary. After the Company establishes an estimated NAV per share of common stock, the purchase price will be 95.0% of the NAV per share for the shares if redeemed at any time between the second and third anniversaries of the purchase date, 97.0% of the NAV per share if redeemed at any time between the third and fifth anniversaries, and 100.0% of the NAV per share if redeemed after the fifth anniversary.

The number of shares to be repurchased during a calendar quarter is limited to the lesser of: (i) 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year, and (ii) those repurchases that can be funded from the net proceeds of the sale of shares under the DRIP in the prior calendar year plus such additional funds as may be reserved for that purpose by the Company's board of directors; provided however, that the above volume limitations shall not apply to repurchases requested in connection with the death or qualifying disability of a stockholder. The board of directors may also limit the amounts available for repurchase at any time at its sole discretion. The SRP will terminate if the shares of common stock are listed on a national securities exchange. Redemption requests other than those made in connection with the death or disability (as defined in the Internal Revenue Code of 1986, as amended (the "Code") of a stockholder will continue to be repurchased as of March 31st, June 30th, September 30th and December 31st of each year in accordance with the terms of the SRP. As of March 31, 2017, no shares had been redeemed.

Note B - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying unaudited condensed consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States of America ("GAAP") for interim financial information as contained in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited condensed consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the interim period. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. These unaudited condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

The condensed consolidated balance sheet as of December 31, 2016 contained herein has been derived from the audited financial statements as of December 31, 2016, but does not include all disclosures required by GAAP.

Restatement of Financial Statements

We have determined that our previously reported results for the quarter ended March 31, 2017 did not include an interest expense accrual and rent received. The condensed statement of operations for the quarter ended March 31, 2017 included in this Form 10-Q/A have been restated to include the accrual of $141,000 of interest and $27,000 of revenue. The condensed balance sheet as of March 31, 2017 included in this Form 10-Q/A have been restated to incorporate these changes which increased accounts payable and accrued expenses as previously reported by $141,000 and decreased the deferred revenue by $27,000. The condensed statement of cash flows for the quarter ended March 31, 2017 included in this Form 10-Q/A includes certain adjustments to correspond to the statement of operations and the statement of equity adjustments as described above. We have made necessary conforming changes in "Management's Discussion and Analysis of Financial Condition and Results of Operations" resulting from the correction of this error.

Effect on Balance Sheet:
	March 31, 2017
	As previously reported	Effect of restatement	As restated
Accounts payable and accrued liabilities	$624,000	$141,000	$765,000
Deferred revenue	$109,000	$(27,000)	$82,000
Accumulated deficit	$(7,380,000)	$(114,000)	$(7,494,000)

Effect on Statement of Operations:
	March 31, 2017
	As previously reported	Effect of restatement	As restated
Rental revenue	$1,975,000	$27,000	$2,002,000
Interest expense	$655,000	$(141,000)	$796,000
Net loss	$(2,958,000)	$(114,000)	$(3,072,000)
Net loss attributable to MVP REIT II, Inc.'s stockholders	$(2,986,000)	$(114,000)	$(3,100,000)
Loss from continuing operations attributable to MVP REIT II, Inc.'s common stockholders - basic and diluted	$(1.22)	$(0.05)	$(1.27)
Net loss attributable to MVP REIT II, Inc.'s common stockholders - basic and diluted	$(1.23)	$(0.05)	$(1.28)

Effect on Statement of Cash Flows:
	March 31, 2017
	As previously reported	Effect of restatement	As restated
Net loss	$(2,958,000)	$(114,000)	$(3,072,000)
Accounts payable and accrued liabilities	$137,000	$141,000	$278,000
Deferred revenue	$64,000	$(27,000)	$37,000

Consolidation

The Company's consolidated financial statements include its accounts and the accounts of its subsidiaries, Operating Partnership and all of the following subsidiaries. All intercompany profits and losses, balances and transactions are eliminated in consolidation.

West 9th Street Properties II, LLC
MVP San Jose 88 Garage, LLC
MCI 1372 Street, LLC
Cincinnati Race Street, LLC
St. Louis Washington, LLC
St. Paul Holiday Garage, LLC
Louisville Station Broadway, LLC
White Front Garage Partners, LLC
Cleveland Lincoln Garage, LLC
MVP Houston Jefferson Lot, LLC
MVP Houston San Jacinto Lot, LLC
MVP Detroit Center Garage, LLC
St Louis Broadway, LLC
St Louis Seventh & Cerre, LLC

Under GAAP, the Company's consolidated financial statements will also include the accounts of its consolidated subsidiaries and joint ventures in which the Company is the primary beneficiary, or in which the Company has a controlling interest. In determining whether the Company has a controlling interest in a joint venture and the requirement to consolidate the accounts of that entity, the Company's management considers factors such as an entity's purpose and design and the Company's ability to direct the activities of the entity that most significantly impacts the entity's economic performance, ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which it will absorb the majority of the entity's expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both.

Equity investments in which the Company exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. The Company's share of its equity method investees' earnings or losses is included in other income in the accompanying unadutied condensed consolidated statements of operations. Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management makes significant estimates regarding revenue recognition, purchase price allocations to record investments in real estate, and derivative financial instruments and hedging activities, as applicable.

Concentration

The Company had eight parking tenants as of March 31, 2017. One tenant, Standard Parking + ("SP+"), represented a concentration for the three months ended March 31, 2017, in regards to parking base rental revenue. During the three months ended March 31, 2017, SP+ accounted for 65%, of the parking base rental revenue. Below is a table that summarizes base parking rent by tenant:

Parking Tenant	Percentage of Total Base Rental Revenue (as of March 31, 2017)
SP +	65.3%
Premier Parking	9.3%
Interstate Parking	7.1%
ABM	5.1%
iPark Services	4.7%
St. Louis Parking	3.6%
Riverside Parking	2.7%
Lanier	2.2%
Grand Total	100.00%

Acquisitions

The Company records the acquired tangible and intangible assets and assumed liabilities of acquisitions of all operating properties and those development and redevelopment opportunities that meet the accounting criteria to be accounted for as business combinations at fair value at the acquisition date. The Company assesses and considers fair value based on estimated cash flow projections that utilize available market information and discount and/or capitalization rates that the Company deems appropriate. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The acquired assets and assumed liabilities for an operating property acquisition generally include but are not limited to: land, buildings and improvements, construction in progress and identified tangible and intangible assets and liabilities associated with in-place leases, including tenant improvements, leasing costs, value of above-market and below-market operating leases and ground leases, acquired in-place lease values and tenant relationships, if any.

The fair value of land is derived from comparable sales of land within the same submarket and/or region. The fair value of buildings and improvements, tenant improvements, and leasing costs are based upon current market replacement costs and other relevant market rate information.

The fair value of the above-market or below-market component of an acquired in-place operating lease is based upon the present value (calculated using a market discount rate) of the difference between (i) the contractual rents to be paid pursuant to the lease over its remaining non-cancellable lease term and (ii) management's estimate of the rents that would be paid using fair market rental rates and rent escalations at the date of acquisition measured over the remaining non-cancellable term of the lease for above-market operating leases and the initial non-cancellable term plus the term of any below-market fixed rate renewal options, if applicable, for below-market operating leases. The amounts recorded for above-market operating leases are included in deferred leasing costs and acquisition-related intangibles, net on the balance sheet and are amortized on a straight-line basis as a reduction of rental income over the remaining term of the applicable leases. The amounts recorded for below-market operating leases are included in deferred revenue and acquisition-related liabilities, net on the balance sheet and are amortized on a straight-line basis as an increase to rental income over the remaining term of the applicable leases plus the term of any below-market fixed rate renewal options, if applicable. The Company's below-market operating leases generally do not include fixed rate or below-market renewal options.

The fair value of acquired in-place leases is derived based on management's assessment of lost revenue and costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased. This fair value is based on a variety of considerations including, but not necessarily limited to: (1) the value associated with avoiding the cost of originating the acquired in-place leases; (2) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period; and (3) the value associated with lost rental revenue from existing leases during the assumed lease-up period. Factors considered by the Company in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand at market rates.

In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses. The amount recorded for acquired in-place leases is included in deferred leasing costs and acquisition-related intangibles, net on the balance sheet and amortized as an increase to depreciation and amortization expense over the remaining term of the applicable leases. If a lease were to be terminated or if termination were determined to be likely prior to its contractual expiration (for example resulting from bankruptcy), amortization of the related unamortized in-place lease intangible would be accelerated.

The determination of the fair value of any debt assumed in connection with a property acquisition is estimated by discounting the future cash flows using interest rates available for the issuance of debt with similar terms and remaining maturities.

The determination of the fair value of the acquired tangible and intangible assets and assumed liabilities of operating property acquisitions requires us to make significant judgments and assumptions about the numerous inputs discussed above. The use of different assumptions in these fair value calculations could significantly affect the reported amounts of the allocation of the Company's acquisition related assets and liabilities and the related amortization and depreciation expense recorded for such assets and liabilities. In addition, because the value of above and below market leases are amortized as either a reduction or increase to rental income, respectively, the Company's judgments for these intangibles could have a significant impact on the Company's reported rental revenues and results of operations.

Costs directly associated with all operating property acquisitions and those development and redevelopment acquisitions that meet the accounting criteria to be accounted for as business combinations are expensed as incurred. During the three months ended March 31, 2017, the Company expensed approximately $1.1 million in related party acquisition costs and $1.8 million of non-related party acquisition costs, for the purchase of an interest in three properties. During the three months ended March 31, 2016, the Company did not acquire any properties. The Company's acquisition expenses are directly related to the Company's acquisition activity and if the Company's acquisition activity was to increase or decrease, so would the Company's acquisition costs.

Impairment of Long Lived Assets

When circumstances indicate the carrying value of a property may not be recoverable, the Company reviews the asset for impairment. This review is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property's use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists, due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property for properties to be held and used. For properties held for sale, the impairment loss is the adjustment to fair value less estimated cost to dispose of the asset. These assessments have a direct impact on net income because recording an impairment loss results in an immediate negative adjustment to net income.

Cash

Cash includes cash in bank accounts. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit up of $250,000. As of March 31, 2017 and December 31, 2016, the Company had approximately $2.7 million and $3.4 million, respectively, in excess of the federally insured limits.

Restricted Cash

Restricted cash primarily consists of escrowed tenant improvement funds, real estate taxes, capital improvement funds, insurance premiums, and other amounts required to be escrowed pursuant to loan agreements.

Revenue Recognition

The Company's revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of the Company's leases will provide for rental increases at specified intervals, straight-line basis accounting requires the Company to record a receivable, and include in revenues, unbilled rent receivables that the Company will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease.

The Company will continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the Company's allowance for uncollectible accounts or record a direct write-off of the receivable after exhaustive efforts at collection.

Advertising Costs

Advertising costs incurred in the normal course of operations and are expensed as incurred. During the three months ended March 31, 2017 and 2016, the Company had no advertising costs.

Investments in Real Estate and Fixed Assets

Investments in real estate and fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are primarily 3 to 40 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Purchase Price Allocation

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third parties or on the Company's analysis of comparable properties in the Company's portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable. The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease.

The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of its existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company will utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company will also consider information obtained about each property as a result of the Company's pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Organization, Offering and Related Costs

Certain organization and offering costs will be incurred by the Advisor. Pursuant to the terms of the Advisory Agreement, the Company will not reimburse the Advisor for these out of pocket costs and future organization and offering costs it may incur. Such costs shall include legal, accounting, printing and other offering expenses, including marketing, and direct expenses of the Advisor's employees and employees of the Advisor's affiliates and others.

All direct offering costs incurred and or paid by us that are directly attributable to a proposed or actual offering, including sales commissions, if any, were charged against the gross proceeds of the Offering and recorded as an offset to additional paid-in-capital. All indirect costs will be expensed as incurred.

Offering costs were reclassified from deferred costs to stockholders' equity when the Company commenced its Offering, and included all expenses incurred by the Company in connection with its Offering as of such date.

Stock-Based Compensation

The Company has a stock-based incentive award plan, which is accounted for under the guidance for share based payments. The expense for such awards will be included in general and administrative expenses and is recognized over the vesting period or when the requirements for exercise of the award have been met (See Note G - Stock-Based Compensation).

Income Taxes

The Company will elect and operate in a manner that will allow the Company, to qualify to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ended December 31, 2016. If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax to the extent it distributes all of its REIT taxable income to its stockholders, and so long as it distributes at least 90% of its REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if the Company qualifies to be taxed as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

Per Share Data

The Company calculates basic income (loss) per share by dividing net income (loss) for the period by weighted-average shares of its common stock outstanding for the respective period. Diluted income per share takes into account the effect of dilutive instruments, such as stock options and convertible stock, but uses the average share price for the period in determining the number of incremental shares that are to be added to the weighted-average number of shares outstanding. The Company had no outstanding common share equivalents during the three months ended March 31, 2017 and 2016.

There is a potential for dilution from the Company's Series A Convertible Redeemable Preferred Stock which may be converted into the Company's common stock at any time beginning upon the earlier of (i) 90 days after the occurrence of a listing event or (ii) the second anniversary of the final closing of the offering (whether or not a Listing Event has occurred). As of May 9, 2017, there were 2,862 shares of the Series A Convertible Redeemable Preferred Stock issues.

Reportable Segments

We currently operate one reportable segment.

Accounting and Auditing Standards Applicable to "Emerging Growth Companies"

The Company is an "emerging growth company" under the Jumpstart Our Business Startups Act (the "JOBS Act"). For as long as the Company remains an "emerging growth company," which may be up to five fiscal years, the Company is not required to (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor's attestation report on management's assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. The Company intends to take advantage of such extended transition period. Since the Company will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, the Company's financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If the Company were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Share Repurchase Program

The Company has a Share Repurchase Program ("SRP") that enables stockholders to sell their shares to the Company. Under the SRP, stockholders may request that the Company redeem all or any portion, subject to certain minimum conditions described below, if such repurchase does not impair the Company's capital or operations.

Prior to the time that the Company's shares are listed on a national securities exchange, the repurchase price per share will depend on the length of time investors have held such shares as follows: no repurchases for the first two years unless shares are being repurchased in connection with a stockholder's death or disability (as defined in the Code). Repurchase requests made in connection with the death or disability of a stockholder will be repurchased at a price per share equal to 100% of the amount the stockholder paid for each share, or once we have established an estimated NAV per share, 100% of such amount as determined by the Company's board of directors, subject to any special distributions previously made to the Company's stockholders. With respect to all other repurchases, prior to the date that we establish an estimated value per share of common stock, the purchase price will be 95.0% of the purchase price paid for the shares, if redeemed at any time between the second and third anniversaries of the purchase date, and 97.0% of the purchase price paid if redeemed after the third anniversary. After we establish an estimated NAV per share of common stock, the purchase price will be 95.0% of the NAV per share for the shares, if redeemed at any time between the second and third anniversaries of the purchase date, 97.0% of the NAV per share if redeemed at any time between the third and fifth anniversaries, and 100.0% of the NAV per share if redeemed after the fifth anniversary. In the event that the Company does not have sufficient funds available to repurchase all of the shares for which repurchase requests have been submitted in any quarter, we will repurchase the shares on a pro rata basis on the repurchase date. The SRP will be terminated if the Company's shares become listed for trading on a national securities exchange or if the Company's board of directors determines that it is in the Company's best interest to terminate the SRP.

The Company is not obligated to repurchase shares of common stock under the share repurchase program. The number of shares to be repurchased during the calendar quarter is limited to the lesser of: (i) 5% of the weighted average number of shares outstanding during the prior calendar year, and (ii) those repurchases that could be funded from the net proceeds of the sale of shares under the DRIP in the prior calendar year plus such additional funds as may be reserved for that purpose by the Company's board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested in connection with the death or qualifying disability of a stockholder. Because of these limitations, the Company cannot guarantee that the Company will be able to accommodate all repurchase requests.

The Company will repurchase shares as of March 31st, June 30th, September 30th, and December 31st of each year. Each stockholder whose repurchase request is approved will receive the repurchase payment approximately 30 days following the end of the applicable quarter, effective as of the last day of such quarter. The Company refers to the last day of such quarter as the repurchase date. If funds available for the Company's share repurchase program are not sufficient to accommodate all requests, shares will be repurchased as follows: (i) first, repurchases due to the death of a stockholder, on the basis of the date of the request for repurchase; (ii) next, in the discretion of the Company's board of directors, repurchases because of other involuntary exigent circumstances, such as bankruptcy; (iii) next, repurchases of shares held by stockholders subject to a mandatory distribution requirement under the stockholder's IRA; and (iv) finally, all other repurchase requests based upon the postmark of receipt. If the Stockholder's repurchase request is not honored during a repurchase period, the Stockholder will be required to resubmit the request to have it considered in a subsequent repurchase period.

On October 27, 2016, the Company filed a Form 8-K announcing, among other things, an amendment to the SRP providing for participation in the SRP by any holder of the Company's Series A Convertible Redeemable Preferred Stock, or any future board-authorized series or class of preferred stock that is convertible into common stock of the Company. Under the amendment, which becomes effective on November 26, 2016, a preferred stock holder may participate in the SRP by converting its preferred stock into common stock of the Company, and submitting such common shares for repurchase. The time period, for purposes of determining how long such stockholder has held the common shares submitted for repurchase, begins as of the date such preferred stockholder acquired the underlying preferred shares that were converted into common shares and submitted for repurchase.

The board of directors may, in its sole discretion, terminate, suspend or further amend the share repurchase program upon 30 days' written notice without stockholder approval if it determines that the funds available to fund the share repurchase program are needed for other business or operational purposes or that amendment, suspension or termination of the share repurchase program is in the best interest of the stockholders. Among other things, we may amend the plan to repurchase shares at prices different from those described above for the purpose of ensuring the Company's dividends are not "preferential" for incomes tax purposes. Any notice of a termination, suspension or amendment of the share repurchase program will be made via a report on Form 8-K filed with the SEC at least 30 days prior to the effective date of such termination, suspension or amendment. The board of directors may also limit the amounts available for repurchase at any time in its sole discretion. Notwithstanding the foregoing, the share repurchase program will terminate if the shares of common stock are listed on a national securities exchange. As of March 31, 2017, no shares are eligible for redemption (other than in connection with a death or disability of a stockholder).

Distribution Reinvestment Plan

Pursuant to the DRIP stockholders may elect to reinvest distributions by purchasing shares of common stock in lieu of receiving cash. No dealer manager fees or selling commissions are paid with respect to shares purchased pursuant to the DRIP. Participants purchasing shares pursuant to the DRIP have the same rights and are treated in the same manner as if such shares were issued pursuant to the Offering. The board of directors may designate that certain cash or other distributions be excluded from the DRIP. The Company has the right to amend any aspect of the DRIP or terminate the DRIP with ten days' notice to participants. Shares issued under the DRIP are recorded to equity in the accompanying balance sheets in the period distributions are declared. We have issued a total of 29,731shares of common stock under the DRIP as of March 31, 2017.

Non-controlling Interests

The FASB issued authoritative guidance for non-controlling interests in December 2007, which establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance clarifies that a non-controlling interest in a subsidiary, which is sometimes referred to as an unconsolidated investment, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, the guidance requires consolidated net income to be reported at amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.

Note C - Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. We do not believe that compliance with existing laws will have a material adverse effect on the Company's financial condition or results of operations. However, we cannot predict the impact of any unforeseen environmental contingencies or new or changed laws or regulations on properties in which we hold an interest, or on properties that may be acquired directly or indirectly in the future.

Note D - Investments in Real Estate

As of March 31, 2017, the Company had the following Investments in Real Estate:

Property	Location	Date Acquired	Investment Amount	Zoning	Height Restriction	Parking Tenant	Lease Commencement Date
MVP San Jose 88 Garage, LLC	San Jose, CA	6/15/2016	$3,575,000	DC	N/A	Lanier Parking	3/01/2017
MCI 1372 Street, LLC	Canton, OH	7/8/2016	$700,000	B-5	375 FT	ABM	7/8/2016
MVP Cincinnati Race Street Garage, LLC	Cincinnati, OH	7/8/2016	$4,500,000	DD-A	500 FT.	SP +	9/1/2016
MVP St. Louis Washington, LLC	St Louis, MO	7/18/2016	$3,000,000	CBD I	100 FT.	SP +	7/21/2016
MVP St. Paul Holiday Garage, LLC	St Paul, MN	8/12/2016	$8,200,000	B-5	Unlimited	Interstate Parking	8/12/2016
MVP Louisville Station Broadway, LLC	Louisville, KY	8/23/2016	$3,050,000	CBD I	Unlimited	Riverside Parking	8/23/2016
Cleveland Lincoln Garage Owners, LLC	Cleveland, OH	10/19/2016	$7,331,000	SI-E5 / GR-E5	250 FT.	SP +	10/25/2016
MVP Houston San Jacinto Lot, LLC	Houston, TX	11/22/2016	$3,200,000	NONE	Unlimited	iPark Services	12/1/2016
White Front Garage Partners, LLC	Nashville, TN	9/30/2016	$11,496,000	CBD I	Unlimited	Premier Parking	10/1/2016
West 9th Street Properties II, LLC	Cleveland, OH	5/11/2016	$5,675,000	CBD LLR-B4	175 FT.	SP +	5/11/2016
33740 Crown Colony, LLC	Cleveland, OH	5/17/2016	$3,030,000	LLR-D5	250 FT.	SP +	5/17/2016
MVP Detroit Center Garage, LLC	Detroit, MI	01/10/2017	$55,000,000	PD	Unlimited	SP +	2/1/2017
St Louis Broadway, LLC	St Louis, MO	02/01/2017	$2,400,000	CBD I	200 FT.	St Louis Parking Co	2/1/2017
St Louis Seventh & Cerre, LLC	St Louis, MO	02/01/2017	$3,300,000	CBD I	200 FT.	St Louis Parking Co	2/1/2017
Construction in progress			$521,000
			$114,978,000

Note E - Related Party Transactions and Arrangements

The transactions described in this Note were approved by a majority of the Company's board of directors (including a majority of the independent directors) not otherwise interested in such transaction as fair and reasonable to the Company and on terms and conditions no less favorable to the Company than those available from unaffiliated third parties.

Ownership of Company Stock

As of March 31, 2017, the Company's Sponsor owned 8,000 shares and VRM II owned 5,000 shares of the Company's outstanding common stock.

Ownership of MVP REIT

On November 5, 2016, the Company purchased 338,409 shares of MVP REIT common stock from an unrelated third party for $3.0 million or $8.865 per share. During the three months ended March 31, 2017, MVP REIT paid us, approximately $52,000 in stock distributions, related to the Company's ownership of their common stock.

Ownership of the Advisor

VRM I and VRM II own 40% and 60%, respectively, of the Advisor. Neither VRM I nor VRM II paid any up-front consideration for these ownership interests, but each will be responsible for its proportionate share of future expenses of the Advisor. The operating agreement of the Advisor provides that once VRM I and VRM II have been repaid in full for any capital contributions to the Advisor or for any expenses advanced on the Advisor's behalf, or capital investment, and once they have received an annualized return on their capital investment of 7.5%, then Michael Shustek will receive 40% of the net profits of the Advisor.

Fees Paid in Connection with the Offering - Common Stock

Various affiliates of the Company are involved in this offering and the Company's operations including MVP American Securities, LLC, or ("MVP American Securities"), which is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc., or FINRA. MVP American Securities is owned by MS MVP Holdings, LLC which is owned and managed by Mr. Shustek. Additionally, the Company's board of directors, including a majority of the Company's independent directors, may engage an affiliate of the Advisor to perform certain property management services for us.

The Company's Sponsor or its affiliates will pay selling commissions of up to 6.5% of gross offering proceeds from the sale of shares in the primary offering without any right to seek reimbursement from the Company.

The Company's sponsor or its affiliates also may pay non-affiliated selling agents a one-time fee separately negotiated with each selling agent for due diligence expenses, subject to the total underwriting compensation limitation set forth below. We expect such due diligence expenses to average up to 1% of total offering proceeds at the maximum offering amount. Such commissions and fees will be paid by the Company's sponsor or its affiliates (other than the Company) without any right to seek reimbursement from the Company's company.

Fees Paid in Connection with the Offering - Preferred Stock

In connection with the private placement of the Series A and Series 1 preferred stock, the Company may pay selling commissions of up to 6.0% of gross offering proceeds from the sale of shares in the private placements, including sales by affiliated and non-affiliated selling agents.

The Company may pay non-affiliated selling agents a one-time fee separately negotiated with each selling agent for due diligence expenses of up to 2.0% of gross offering proceeds. The Company may also pay a dealer manager fee to MVP American Securities of up to 2.0% of gross offering proceeds from the sale of the shares in the private placements as compensation for acting as dealer manager.

Fees Paid in Connection with the Operations of the Company

The Advisor or its affiliates will receive an acquisition fee of 2.25% of the purchase price of any real estate provided, however, the Company will not pay any fees when acquiring loans from affiliates. During the three months ended March 31, 2017 and 2016, approximately $1.1 million and approximately $0.1 million in acquisition fees had been earned by the Advisor.

The Advisor or its affiliates will be reimbursed for actual expenses paid or incurred in the investment. During the three months ended March 31, 2017 and 2016, no acquisition expenses had been reimbursed to the Advisor.

The Advisor or its affiliates will receive a monthly asset management fee at an annual rate equal to 1.0% of the cost of all assets then held by the Company, or the Company's proportionate share thereof in the case of an investment made through a joint venture or other co-ownership arrangement. The Company will determine the Company's NAV, on a date not later than the Valuation Date. Following the Valuation Date, the asset management fee will be based on the value of the Company's assets rather than their historical cost. Asset management fees for the three months ended March 31, 2017 were approximately $237,000. No asset management fees were earned for the three months ended March 31, 2016.

The Company will reimburse the Advisor or its affiliates for costs of providing administrative services, subject to the limitation that we will not reimburse the Advisor for any amount by which the Company's operating expenses, at the end of the four preceding fiscal quarters (commencing after the quarter in which we make the Company's first investment), exceed the greater of (a) 2.0% of average invested assets and (b) 25.0% of net income connection with the selection or acquisition of an investment, whether or not the Company ultimately acquires, unless the excess amount is approved by a majority of the Company's independent directors. We will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives a separate fee, such as an acquisition fee, disposition fee or debt financing fee, or for the salaries and benefits paid to the Company's executive officers. In addition, we will not reimburse the Advisor for rent or depreciation, utilities, capital equipment or other costs of its own administrative items. During the three months ended March 31, 2017 and 2016, no operating expenses have been incurred by the Advisor.

Fees Paid in Connection with the Liquidation or Listing of the Company's Real Estate Assets

For substantial assistance in connection with the sale of investments, as determined by the independent directors, we will pay the Advisor or its affiliate the lesser of (i) 3.0% of the contract sale price of each real estate-related secured loan or other real estate investment or (ii) 50% of the customary commission which would be paid to a third-party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6.0% of the contract sales price. The disposition fee will be paid concurrently with the closing of any such disposition of all or any portion of any asset. During the three months ended March 31, 2017 and 2016, no disposition fees have been earned by the Advisor.

After the Company's stockholders have received a return of their net capital invested and a 6.0% annual cumulative, non-compounded return, then the Company's Advisor will be entitled to receive 15.0% of the remaining proceeds. We will pay this subordinated performance fee only upon one of the following events: (i) if the Company's shares are listed on a national securities exchange; (ii) if the Company's assets are sold or liquidated; (iii) upon a merger, share exchange, reorganization or other transaction pursuant to which the Company's investors receive cash or publicly-traded securities in exchange for their shares; or (iv) upon termination of the Company's advisory agreement. During the three months ended March 31, 2017 and 2016, no subordinated performance fees have been earned by the Company's Advisor.

Note F - Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition services, the sale of shares of the Company's common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. In addition, the Sponsor pays selling commissions in connection with the sale of the Company's shares in the Offering and the Advisor pays the Company's organization and offering expenses.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company will be required to find alternative providers of these services.

Note G - Stock-Based Compensation

Long-Term Incentive Plan

The Company's board of directors has adopted a long-term incentive plan which we will use to attract and retain qualified directors, officers, employees, and consultants. The Company's long-term incentive plan will offer these individuals an opportunity to participate in the Company's growth through awards in the form of, or based on, the Company's common stock. We currently anticipate that we will not issue awards under the Company's long-term incentive plan, although we may do so in the future, including to the Company's independent directors as a form of compensation.

The long-term incentive plan authorizes the granting of restricted stock, stock options, stock appreciation rights, restricted or deferred stock units, dividend equivalents, other stock-based awards and cash-based awards to directors, officers, employees and consultants of the Company and the Company's affiliates' selected by the board of directors for participation in our long-term incentive plan. Stock options granted under the long-term incentive plan will not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant of any such stock options. Stock options may not have an exercise price that is less than the fair market value of a share of our common stock on the date of grant.

Our board of directors or a committee appointed by our board of directors will administer the long-term incentive plan, with sole authority to determine all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the long-term incentive plan if the grant or vesting of the awards would jeopardize our status as a REIT under the Code or otherwise violate the ownership and transfer restrictions imposed under our charter. Unless otherwise determined by our board of directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

We have authorized and reserved an aggregate maximum number of 500,000 shares for issuance under the long-term incentive plan. In the event of a transaction between our company and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the long-term incentive plan will be adjusted proportionately and the board of directors will make such adjustments to the long-term incentive plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the long-term incentive plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Our board of directors may in its sole discretion at any time determine that all or a portion of a participant's awards will become fully vested. The board may discriminate among participants or among awards in exercising such discretion. The long-term incentive plan will automatically expire on the tenth anniversary of the date on which it is approved by our board of directors and stockholders, unless extended or earlier terminated by our board of directors. Our board of directors may terminate the long-term incentive plan at any time. The expiration or other termination of the long-term incentive plan will not, without the participant's consent, have an adverse impact on any award that is outstanding at the time the long-term incentive plan expires or is terminated. Our board of directors may amend the long-term incentive plan at any time, but no amendment will adversely affect any award without the participant's consent and no amendment to the long-term incentive plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the long-term incentive plan. During the three months ended March 31, 2017, no grants have been made under the long-term incentive plan.

Note H - Recent Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-07, Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting ("ASU 2016-07"). ASU 2016-07 eliminates the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. ASU 2016-07 is effective for annual and interim periods beginning after December 15, 2016 and early adoption is permitted. We do not currently have significant investments that are accounted for by a method other than the equity method and do not expect ASU 2016-07 to have a significant impact on our consolidated financial condition and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-07 is effective for annual and interim periods beginning after December 15, 2016 and early adoption is permitted. We are currently assessing the potential impact of ASU 2016-09 on our consolidated financial condition and results of operations. The Company does not believe that the adoption of ASU 2016-09 will materially impact the accounting; however, we are continuing to evaluate the impact.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. This update provides guidance on how to record eight specific cash flow issues. This update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted and a retrospective transition method should be applied. The Company adopted ASU 2016-15 effective January 1, 2017 on a retrospective basis, by recasting all prior periods shown to reflect the effect of adoption, the effect of which is not material.

Note I - Acquisitions

The following table is a summary of the acquisitions for the three months ended March 31, 2017.

Property	Location	Date Acquired	Property Type	# Spaces	Size / Acreage	Retail /Office Square Ft.	Investment Amount	Ownership %
MVP Detroit Center Garage*	Detroit, MI	01/10/2017	Garage	1,275	8.78	N/A	$55,000,000	80.00%
St Louis Broadway, LLC	St Louis, MO	02/01/2017	Lot	161	0.96	N/A	$2,400,000	100.00%
St Louis Seventh & Cerre, LLC	St Louis, MO	02/01/2017	Lot	174	1.20	N/A	$3,300,000	100.00%

	Assets			Liabilities
	Land and Improvements	Building and improvements	Total assets acquired	Notes Payable	Net assets and liabilities acquired
MVP Detroit Center Garage	7,000,000	48,000,000	55,000,000	31,500,000	23,500,000
St Louis Broadway, LLC	2,400,000	--	2,400,000	--	2,400,000
St Louis Seventh & Cerre, LLC	3,300,000	--	3,300,000	--	3,300,000

	$12,700,000	$48,000,000	$60,700,000	$31,500,000	$29,200,000

(As amended) (*) - MVP Detroit Center Garage, LLC - In connections with the percentage rent the Company is to receive, 80% of gross revenues over $5.0 million, SP+ has decided to pay the company our portion on a monthly basis. For the months ended February 28, 2017 and March 31, 2017, SP+ has paid the Company approximately $38,000 and $129,000, respectively. In accordance, with ASC Section 840-20, we have not recognized these payments into revenue during the first quarter and have been accounted for as deferred revenue.

Pro forma results of the Company

The following table of pro forma consolidated results of operations of the Company for the three months ended March 31, 2017 and 2016, and assumes that the acquisitions were completed as of January 1, 2016.
	March 31, 2017 (As restated)	March 31, 2016
Revenues from continuing operations	$2,179,000	$958,000
Net income (loss) available to common stockholders	$(2,923,000)	$696,000
Net income (loss) available to common stockholders per share - basic	$(2.17)	$3.04
Net income (loss) available to common stockholders per share - diluted	$(2.17)	$3.04

Note J - Line of Credit

On October 5, 2016, the Company, through its Operating Partnership, and MVP REIT, (the "REITs") through a wholly owned subsidiary (the "Borrowers"), entered into a credit agreement (the "Unsecured Credit Agreement") with KeyBank, National Association ('KeyBank") as the administrative agent and KeyBank Capital Markets ("KeyBank Capital Markets") as the lead arranger. Pursuant to the Unsecured Credit Agreement, the Borrowers were provided with a $30 million unsecured credit facility (the "Unsecured Credit Facility"), which may be increased up to $100 million, in minimum increments of $10 million. The Unsecured Credit Facility has an initial term of two years, maturing on October 5, 2018, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. The Unsecured Credit Facility has an interest rate calculated based on LIBOR Rate plus 2.25% or Base Rate plus 1.25%, both as provided in the Unsecured Credit Agreement. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus ½ of 1%. Payments under the Unsecured Credit Facility are interest only and are due on the first day of each quarter. The obligations of the Borrowers of the Unsecured Credit Agreement are joint and several. The REITs have entered into cross-indemnification provisions with respect to their joint and several obligations under the Unsecured Credit Agreement.

As of March 31, 2017, the REITs had 15 properties listed on the line of credit, which provided an available draw of approximately $28 million, and had drawn approximately $27.9 million, of which our portion of the current draw was approximately $19.7 million, based on our pro-rate ownership of the properties listed on the line of credit. Based on the 15 properties on the line of credit as of March 31, 2017, the REITs had an additional draw of approximately $145,000. For the three months ended March 31, 2017, we had accrued approximately $139,000 in interest expense, amortized approximately $36,000 in loan fees and $1,500 in unused line fees associated with our draw.

Note K - Notes Payable

During October 2016, West 9th Properties II issued a promissory note to American National Insurance Company of New York for a $5.3 million loan secured by real properties located in Cleveland, OH, of which we own a 49% interest in these entities. The loan has a term of 10 years, has an annual interest rate of 4.5% and is payable in monthly installment payments of principal and interest totaling approximately $30,000, maturing in October 2026.

In November 2016, we financed a 12-month insurance policy for Directors and Officers liability, with an annual interest rate of 3.8%. The agreement required a down payment of $25,000 and nine monthly payments of $14,000 beginning on November 3, 2016.

During January 2017, the Company and MVP REIT, through MVP Detroit Center Garage, LLC, entered into a secured Loan Agreement with Bank of America, N.A. to fund a portion of the purchase price for a multi-level parking garage in Detroit, Michigan. The Loan Agreement is for a 10-year term, has an annual interest rate of 5.52% and in payable in monthly installments of principal and interest totaling approximately $253,000 and maturing in February 2027.

During January 2017, the MVP San Jose 88 Garage issued a promissory note to Owens Realty Mortgage for approximately $2.2 million. The note is collateralized by real property located in San Jose, California, bears an annual interest rate of 7.75%, and is payable in monthly installment payments of interest only totaling approximately $14000, maturing in January 2019.

During January 2017, MVP Cincinnati Race Street Garage issued a promissory note to Moonshell, LLC for approximately $3.0 million. The note is collateralized by real property located in Cincinnati, Ohio, and bears an annual interest rate of 9%. Loan fees and interest, for the term of the loan, were paid at closing, there are no payments due until the loan matures in July 2017. During, April 2017, this loan was extended for an additional three months for an extension fee of $45,000. The additional interest of $67,500 and the remaining principal balance will be due in October 2017, unless the loan is extended an additional three months as allowed for under the loan agreement.

Total interest expense incurred for the three months ended March 31, 2017 was $595,000. Total loan amortization cost for the three months ended March 31, 2017 was $60,000. The Company did not have any notes payable during the three months ended March 31, 2016.

As of March 31, 2017, future principal payments on the notes payable are as follows:

2017	$3,587,000
2018	2,932,000
2019	773,000
2020	811,000
2021	860,000
Thereafter	32,956,000
Total	$41,919,000

Principal payments table amount does not reflect the unamortized loan issuance cost of $195,000 as of March 31, 2017.

As of March 31, 2017, the principal balances on notes payable are as follows:

Property	Location	Current Loan Balance	Interest Rate	Loan Maturity
D&O Financing	N/A	$70,000	3.81%	8/3/2017
West 9th Properties II, LLC	Cleveland, OH	5,252,000	4.50%	10/25/2026
MVP Detroit Center Garage, LLC	Detroit MI	31,397,000	5.52%	1/10/2027
MVP San Jose 88 Garage, LLC	San Jose, CA	2,200,000	7.75%	1/01/2019
MVP Cincinnati Race Street Garage, LLC	Cincinnati, OH	3,000,000	9.00%	7/10/2017**
	Less unamortized loan issuance costs	(195,000
Total		$41,724,000

** Extended to October 10, 2017 in April 2017

Note L - Fair Value

As of March 31, 2017 and December 31, 2016, the Company had no financial assets and liabilities utilizing Level 1 or Level 2. The Company had assets and liabilities utilizing Level 3 inputs including investments in equity and cost method investees.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, our degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability will be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, our own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation, such as the recent illiquidity in the auction rate securities market. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition may cause our financial instruments to be reclassified from Level 1 to Level 2 or Level 3 and/or vice versa.

Our valuation techniques will be consistent with at least one of the three possible approaches: the market approach, income approach and/or cost approach. Our Level 1 inputs are based on the market approach and consist primarily of quoted prices for identical items on active securities exchanges. Our Level 2 inputs are primarily based on the market approach of quoted prices in active markets or current transactions in inactive markets for the same or similar collateral that do not require significant adjustment based on unobservable inputs. Our Level 3 inputs are primarily based on the income and cost approaches, specifically, discounted cash flow analyses, which utilize significant inputs based on our estimates and assumptions.

The following table presents the valuation of our financial assets and liabilities as of March 31, 2017 measured at fair value on a recurring basis by input levels:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at 03/31/17	Carrying Value on Balance Sheet at 03/31/17
Assets Investment in equity method investee	$--	$--	$1,150,000	$1,150,000	$1,150,000
Investment in cost method investee - held for sale		$--	$836,000	$836,000	$836,000
Investment in cost method investee	$--	$--	$923,000	$923,000	$923,000

The following table presents the valuation of our financial assets and liabilities as of December 31, 2016 measured at fair value on a recurring basis by input levels:

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at 12/31/16	Carrying Value on Balance Sheet at 12/31/16
Assets Investment in equity method investee	$--	$--	$1,150,000	$1,150,000	$1,150,000
Investment in cost method investee - held for sale		$--	$836,000	$836,000	$836,000
Investment in cost method investee	$--	$--	$936,000	$936,000	$936,000

Note M - Assets held for sale

As of March 31, 2017, we had a 100% ownership interest in one property listed as held for sale, with a carrying value of approximately $700,000. The Company acquired the property on November 22, 2016 and recorded at the fair value based on an appraisal. During March 2017, Houston Jefferson entered into a purchase and sale agreement to sell the property "as is" to a third party for approximately $2.0 million. During May 2017, this purchase and sales agreement had been cancelled; however, the Company is still in negotiations with an unrelated third party to sell this property. There can be no assurance that we will be successful in completing this transaction or whether we will continue to classify this property as held for sale.

 The following is a summary of the results of operations related to the assets held for sale for three months ended March 31, 2017:

For the three months ended March 31, 2017

Revenue	$22,000
Expenses	(16,000)
Net income	$6,000

Note N - Subsequent Events

The following subsequent events have been evaluated through the date of this filing with the SEC.

During April 2017, the company increased their ownership interest in the MVP Houston Preston Lot from 20% to 60%, by purchasing $1.12 million of MVP REIT ownership and will now be considered the controlling party.

The Company offered up to $50 million in shares (the "Shares") of the Company's Series A Convertible Redeemable Preferred Stock ("Series A"), par value $0.0001 per share, together with warrants to acquire the Company's common stock, in a Regulation D 506(c) private placement to accredited investors. In connection with the private placement, on October 27, 2016, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 50,000 shares of Series A Convertible Redeemable Preferred Stock. The Company commenced the private placement of the Shares to accredited investors on November 1, 2016 and closed the offering on March 24, 2017. In connection with the Series A Convertible Redeemable Preferred Stock, the Company raised $2.6 million, net of offering costs.

As disclosed on an 8-K filed with the SEC on March 30, 2017, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 97,000 shares of its authorized capital stock as shares of Series 1 Convertible Redeemable Preferred Stock ("Series 1"), par value $0.0001 per share. The Regulation D 506(b) private placement to accredited investors was available for sale starting April 7, 2017.

On April 7, 2017, MVP REIT II, Inc. (the "Company") issued a convertible note to an unaffiliated accredited investor in the principal amount of $2,000,000 (the "Note"). The Note bears interest at the rate of 5.75% per annum and has a maturity date of April 7, 2018. Interest is payable quarterly on the last business day of each March, June, September and December, commencing June 2017, and on the maturity date. At the holder's option, the Note may be converted, in whole or in part, into shares of the Company's Series 1 Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series 1 Preferred Stock") at a conversion price of $1,000 per share. The Company also will issue to the holder warrants (the "Warrants") to acquire 35 shares of the Company's common stock, par value $0.0001 per share, for each share of Series 1 Preferred Stock issued to the holder as a result of such conversion. On May 11, 2017, this Note was converted into $2.0 million worth of the Company's Series 1 Convertible Redeemable Preferred Stock.

On April 13, 2017, the Company and MVP REIT issued a promissory note to KeyBank for $12.7 million secured by a pool of properties, including MVP Denver Sherman, LLC, MVP Denver Sherman 1935, LLC, MVP Milwaukee Arena, LLC, MVP St. Louis Washington, LLC, MVP Louisville Station Broadway, LLC, and Cleveland Lincoln Garage Owners, LLC. This note had a 10 year term, an interest rate of 4.9% per annum and required monthly interest only payment for the first two years. After that the loan calls for monthly principal and interest payments of approximately $74,000, with a balloon payment at maturity. This loan mature in April 2027. These properties had been previously financed on the joint KeyBank line of credit and all loan proceeds were used to paydown the line.

On May 1, 2017, the Company and MVP REIT issued a promissory note to Cantor Commercial Real Estate Lending, L.P. ("CCRE") for $16.25 million secured by a pool of properties, including MVP Indianapolis Meridian Lot, LLC, MVP Louisville Station Broadway, LLC, White Front Garage Partners, LLC, MVP Houston Preston Lot, LLC, MVP Houston San Jacinto Lot, LLC, St. Louis Broadway Group, LLC, and St. Louis Seventh & Cerre, LLC. This note had a 10 year term, an interest rate of 5.03% per annum and required monthly interest only payment over the 10 year with a balloon payment at maturity. This loan matures in April 2027. These properties had been previously financed on the joint KeyBank line of credit and all loan proceeds were used to paydown the line.

On May 1, 2017, MVP REIT, Inc. ("MVP I") and MVP REIT II, Inc. ("MVP II") jointly announced that, after reviewing strategic alternatives, a special committee of the board of directors of MVP I (the "MVP I Special Committee") has accepted a non-binding Letter of Intent ("LOI") from MVP II regarding a proposed merger of MVP I with MVP II. If necessary approvals are received and other conditions are satisfied, the merger consideration payable by MVP II to each holder of common stock, $0.001 par value per share, of MVP I would be 0.365 shares of common stock, $0.0001 par value per share, of MVP II. The LOI also provides, among other non-binding terms and conditions, that any definitive merger agreement agreed to by the parties will include go-shop and termination fee provisions. The proposed merger is subject to substantial conditions to consummation, including the entry by MVP I and MVP II into a definitive merger agreement, certain third party approvals and, if a definitive merger agreement is reached, any required stockholder approvals. There can be no assurance that the proposed merger will be consummated.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a financial review and analysis of our financial condition and results of operations for the three months ended March 31, 2017 and 2016. This discussion and analysis should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto and Management's Discussion and Analysis of Financial Conditions and Results of Operations in our annual report on Form 10-K for the year ended December 31, 2016. As used herein, the terms "we," "our" and "us" refer to MVP REIT II, Inc., and, as required by context, MVP REIT II Operating Partnership, LP, which we refer to as our "operating limited partnership," and to their subsidiaries.

Forward-Looking Statements

Certain statements included in this quarterly report on Form 10-Q (this "Quarterly Report") that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. Forward-looking statements are typically identified by the use of terms such as "may," "should," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "potential" or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs, which involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

·	the fact that we have a limited operating history, as our operations began in 2016;
·	the fact that we have experienced net losses since inception and may continue to experience additional losses;
·	our ability to effectively raise and deploy the proceeds raised in our offerings;
·	the performance of properties the Company has acquired or may acquire or loans the Company has made or may make that are secured by real property;
·	changes in economic conditions generally and the real estate and debt markets specifically;
·	legislative or regulatory changes (including changes to the laws governing the taxation of real estate investment trusts, or REITs);
·	potential damage and costs arising from natural disasters, terrorism and other extraordinary events, including extraordinary events affecting parking facilities included in our portfolio;
·
risks inherent in the real estate business, including ability to secure leases or parking management contracts at favorable terms, tenant defaults, potential liability relating to environmental matters and the lack of liquidity of real estate investments;

·	competitive factors that may limit our ability to make investments or attract and retain tenants;
·	our ability to generate sufficient cash flows to pay distributions to our stockholders;
·	our failure to maintain our status as a REIT;
·	the availability of capital and debt financing generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt;
·	interest rates; and
·	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying the forward-looking statements included herein could be inaccurate, and undue reliance should not be placed upon on any forward-looking statements included herein. All forward-looking statements are made as of the date of this Quarterly Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward - looking statements made after the date of this Quarterly Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward - looking statements included in this Quarterly Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Quarterly Report will be achieved.

Overview

MVP REIT II, Inc. (the "Company," "we," "us," or "our") is a Maryland corporation formed on May 4, 2015 and intends to qualify as a real estate investment trust ("REIT") for U.S. federal income tax purposes beginning with the taxable year ending December 31, 2016. As of December 31, 2016, the Company ceased all selling efforts for the initial public offering (the "Common Stock Offering") of its common stock, $0.0001 par value per share, at $25.00 per share, pursuant to a registration statement on Form S-11 filed with the SEC under the Securities Act. As of March 31, 2017, the date of the termination of the Common Stock Offering, the Company raised approximately $60.9 million in the Common Stock Offering before payment of deferred offering costs of approximately $1.1 million, contribution from the Sponsor of approximately $1.1 million and cash distributions of approximately $435,000.

The Company has also registered $50 million in shares of common stock for issuance pursuant to a distribution reinvestment plan (the "DRIP") under which common stock holders may elect to have their distributions reinvested in additional shares of common stock at $25.00 per share.

The Company had offered up to $50 million in shares of the Company's Series A Convertible Redeemable Preferred Stock ("Series A"), par value $0.0001 per share, together with warrants to acquire the Company's common stock, in a Regulation D 506(c) private placement to accredited investors. In connection with the private placement, on October 27, 2016, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 50,000 shares of Series A Convertible Redeemable Preferred Stock. The Company commenced the private placement of the Series A shares to accredited investors on November 1, 2016 and closed the offering on March 24, 2017. The Company raised approximately $2.6 million, net of offering costs, in the Series A private placements.

As disclosed on an 8-K filed with the SEC on March 30, 2017, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 97,000 shares of its authorized capital stock as shares of Series 1 Convertible Redeemable Preferred Stock ("Series 1"), par value $0.0001 per share. The Company commenced the Regulation D 506(b) private placement of shares of Series 1 to accredited investors commencing April 7, 2017. As of May 9, 2017, the Company has not received any funds in relation to the Series 1 offering.

The Company was formed to focus primarily on investments in parking facilities, including parking lots, parking garages and other parking structures throughout the United States and Canada. No more than 10% of the proceeds of the Common Stock Offering will be used for investment in Canadian properties. To a lesser extent, the Company may also invest in properties other than parking facilities.

The Company is the sole general partner of MVP REIT II Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"). The Company plans to own substantially all of its assets and conduct its operations through the Operating Partnership. The Company's wholly owned subsidiary, MVP REIT II Holdings, LLC, is the sole limited partner of the Operating Partnership. The operating agreement provides that the Operating Partnership is operated in a manner that enables the Company to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability, and (3) ensure that the Operating Partnership is not classified as a "publicly traded partnership" for purposes of Section 7704 of the Internal Revenue Code, which classification could result in the Operating Partnership being taxed as a corporation.

The Company utilizes an Umbrella Partnership Real Estate Investment Trust ("UPREIT") structure to enable us to acquire real property in exchange for limited partnership interests in the Company's Operating Partnership from owners who desire to defer taxable gain that would otherwise normally be recognized by them upon the disposition of their real property or transfer of their real property to us in exchange for shares of the Company's common stock or cash.

MVP Detroit Center Garage, LLC - In connections with the percentage rent the Company is to receive, 80% of gross revenues over $5.0 million, SP+ has decided to pay the company our portion on a monthly basis. For the months ended February 28, 2017 and March 31, 2017, SP+ has paid the Company approximately $38,000 and $129,000, respectively. In accordance, with ASC Section 840-20, we have not recognized these payments into revenue during the first quarter and have been accounted for as deferred revenue.

As part of the Company's initial capitalization, the Company sold 8,000 shares of common stock for $200,000 to MVP Capital Partners II, LLC (the "Sponsor"), the sponsor of the Company. The Sponsor is owned 60% by Vestin Realty Mortgage II, Inc., a Maryland corporation and OTC pink sheet listed company ("VRM II"), and 40% by Vestin Realty Mortgage I, Inc., a Maryland corporation and OTC pink sheet listed company ("VRM I"), both which are managed by Vestin Mortgage, LLC, a Nevada limited liability company in which Michael Shustek wholly owns. The Company also sold 5,000 shares of common stock directly to VRM II.

The Company's advisor is MVP Realty Advisors, LLC (the "Advisor"), a Nevada limited liability company, which is owned sixty percent (60%) by VRM II and forty percent (40%) by VRM I. The Advisor is responsible for managing the Company's affairs on a day-to-day basis and for identifying and making investments on the Company's behalf pursuant to an advisory agreement between the Company and the Advisor (the "Advisory Agreement"). The Company has no paid employees. The Advisor also advises MVP REIT, Inc. ("MVP REIT"), a real estate investment trust registered with the SEC with substantially the same investment strategy as the Company in that MVP REIT also invests primarily in parking facilities.

From inception through March 31, 2017, the Company has paid approximately $1.2 million in distributions, including issuing 29,731 shares of its common stock as DRIP, issuing 47,116 shares of its common stock as dividend in distributions to the Company's common stockholders and $5,000 in distributions for preferred stockholders, all of which have been paid from offering proceeds and constituted a return of capital. All of the cash distributions have been paid from offering proceeds and constituted a return of capital. The Company may pay distributions from sources other than cash flow from operations, including proceeds from the Offering, the sale of assets, or borrowings. The Company has no limits on the amounts it may pay from such sources. If the Company continues to pay distributions from sources other than cash flow from operations, the funds available to the Company for investments would be reduced and the share value may be diluted.

During the three months ended March 31, 2017, the Company acquired an ownership interest in the following properties:

Property Name	MVP REIT II %	MVP REIT %	Total Purchase Price	Purchase Date	Parking Lease is with	Tenant Portion of Property Tax	Term in Years	Annual Base Rent	Revenue Sharing Starting Point $
Consolidated Properties listed as investments in real estate
MVP Detroit Center Garage	80.00%	20.00%	$55,000,000	01/10/2017	SP+	$572,000	5	$3,400,000	80% > $5.0 million
St Louis Broadway, LLC	100.00%	0.00%	$2,400,000	02/01/2017	St Louis Parking Co	$19,600	5	$180,000	75% > $270,000
St Louis Seventh & Cerre, LLC	100.00%	0.00%	$3,300,000	02/01/2017	St Louis Parking Co	$14,885	5	$225,000	75%> $345,000

As of March 31, 2017, the Company held a 51% or more interest in 15 properties (out of 20 total investments), with initial purchase prices totaling approximately $115.1 million, of which the Company's portion was approximately $97 million. Of those 15 properties; 10 were owned 100% by us, and five properties had common ownership with MVP REIT. The Company held a less than 50% ownership in five properties, where MVP REIT owned the majority share, of which the Company's share of the purchase price was approximately $3.9 million. One of those properties owned by us and MVP REIT is currently listed for sale at $6.1 million. These properties were acquired with funds from the initial public offering, third party financing and the assumption of existing liabilities.

Since a majority of the Company's property leases call for additional percentage rent, the Company monitors the gross revenue generated by each property on a monthly basis. The higher the property's gross revenue the higher the Company's potential percentage rent. The graph below shows the comparison of the Company's monthly rental income to the gross revenue generated by the properties.

MVP REIT II Rental Income & Property Gross Revenues
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
MVP REIT II Rental Revenue
MVP REIT II Property Revenue

The Company operates as a REIT. The Company is not a mutual fund or an investment company within the meaning of the Investment Company Act of 1940, nor is the Company subject to any regulation thereunder. As a REIT, the Company is required to have a December 31 fiscal year end. As a REIT, the Company will not be subject to federal income tax on income that is distributed to stockholders. Among other requirements, REITs are required to satisfy certain gross income and asset tests, which may affect the composition of assets the Company acquires with the proceeds of the offering. In addition, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

The Company's board of directors will at all times have ultimate oversight and policy-making authority over the Company, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to the Company's advisory agreement, however, the Company's board has delegated to MVP Realty Advisors, LLC, the Company's advisor, authority to manage the Company's day-to-day business, in accordance with the Company's investment objectives, strategy, guidelines, policies and limitations. Vestin Realty Mortgage II, Inc., ("VRM II") owns 60% of the Advisor, and the remaining 40% is owned by Vestin Realty Mortgage I, Inc. ("VRM I"); both are managed by Vestin Mortgage, LLC. The Company's sponsor is MVP Capital Partners II, LLC (" the "Sponsor"). The Sponsor is owned 60% by Vestin Realty Mortgage II, Inc., a Maryland corporation and OTC pink sheet listed company ("VRM II"), and 40% by Vestin Realty Mortgage I, Inc., a Maryland corporation and OTC pink sheet listed company ("VRM I"), both which are managed by Vestin Mortgage, LLC, a Nevada limited liability company in which Michael Shustek wholly owns. The Company also sold 5,000 shares of common stock directly to VRM II.

VRM I, an OTC Pink Sheet-listed company, and VRM II, an OTC Pink Sheet -listed company, are engaged primarily in the business of investing in commercial real estate and loans secured by commercial real estate. As the owners of the Advisor, VRM I and VRM II may benefit from any fees and other compensation that the Company pays to the Advisor under the Advisor Agreement. In this regard, the Company notes that the Advisor has agreed to waive certain fees and expenses it otherwise would be entitled under the Advisory Agreement. Please refer to Note E - Related Party Transactions and Arrangements - Fees and Expenses Paid in Connection With the Operations of the Company in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q for more information. If the owners of the Advisor determine that such waivers are no longer in the best interests of their stockholders or otherwise refuse to grant future waivers of fees or expenses if requested by the Company, then the Company's operating expenses could increase significantly, which could adversely affect the Company's results of operations and the amount of distributions to stockholders.

In addition, the Company may compete against MVP REIT, VRM I and VRM II, all of whom are managed by affiliates of the Company's sponsor, for the acquisition of investments. The Company believes this potential conflict with respect to VRM I and VRM II, is mitigated, in part, by the Company's focus on parking facilities as its core investments, while the investment strategy of VRM I and VRM II focuses on acquiring office buildings and other commercial real estate and loans secured by commercial real estate. MVP REIT has substantially the same investment strategy as the Company, in that MVP REIT is also focused primarily on investments in parking facilities. For additional discussion regarding potential conflicts of interests, please see "Risk Factors-Risks Related to Conflicts of Interest" and "Item 13 - Certain Relationships and Related Transactions, and Director Independence" in the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

Review of the Company's Policies

The Company's board of directors, including the independent directors, have reviewed the policies described in this Annual Report and determined that they are in the best interest of the Company's stockholders because: (1) they increase the likelihood that the Company will be able to acquire a diversified portfolio of income producing properties, thereby reducing risk in its portfolio; (2) the Company's executive officers, directors and affiliates of the advisor have expertise with the type of real estate investments the Company seeks; and (3) borrowings should enable the Company to purchase assets and earn rental income more quickly, thereby increasing the likelihood of generating income for the Company's stockholders and preserving stockholder capital.

Results of Operations

The Company has began purchasing the properties in May 2016 (the Company had no rental income during the three months ended March 31, 2016) and the results of operations below reflect start-up costs as well as acquisition expenses incurred in connection with purchasing properties as the Company seeks to deploy the Company's offering proceeds. The Company expects that income and expenses related to the Company's portfolio will increase in future years as a result of owning the properties acquired for a full year and as a result of anticipated future acquisitions of real estate and real estate-related assets. The results of operations described below may not be indicative of future results of operations.

Rental revenues (by property)		2017 (As restated)
MVP Cleveland West 9th, LLC (b)		$83,000
33740 Crown Colony, LLC (b)		46,000
MVP San Jose 88 Garage, LLC	(a)	151,000
MCI 1372 Street, LLC		12,000
MVP Cincinnati Race Street Garage, LLC		83,000
MVP St. Louis Washington, LLC		41,000
MVP St. Paul Holiday Garage, LLC		134,000
MVP Louisville Station Broadway, LLC		50,000
White Front Garage Partners, LLC		175,000
Cleveland Lincoln Garage Owners, LLC		146,000
MVP Houston San Jacinto Lot, LLC		70,000
MVP Detroit Center Garage, LLC		944,000
St Louis Broadway, LLC		30,000
St Louis Seventh and Cerre, LLC		37,000
Total revenues		$2,002,000

a)
Through February 28, 2017, the San Jose 88 Garage was under a Parking management agreement and the rental income represents the gross revenues generated by the property. Operating expenses for this property are included in Operations and Maintenance. Starting on March 1, 2017, this property was leased to a national parking operator, with an annual base rent of $450,000 per year.

b)	In November 2016, these properties merged into one holding company called West 9th Street Properties II, LLC, for the purposes of debt financing.

Results of Operations for the three months ended March 31, 2017 compared to the three months ended March 31, 2016.

	For the Three Months Ended March 31, 2017	For the Three Months Ended March 31, 2016
Revenues	(As restated)
Rental revenue	$2,022,000	$--
Total revenues	2,022,000	--

Operating expenses
General and administrative	328,000	151,000
Merger costs	125,000	--
Acquisition expenses	1,766,000	--
Acquisition expenses - related party	1,118,000	109,000
Operation and maintenance	351,000	--
Operation and maintenance - related party	237,000	--
Depreciation	425,000	--
Total operating expenses	4,350,000	260,000

Loss from operations	(2,348,000)	(260,000)

Other income (expense)
Interest expense	(796,000)	(1,000)
Distribution income - related party	52,000	--
Income from investment in equity method investee	14,000	(1,000)
Total other expense	(730,000)	(2,000)

General and administrative expenses. General and administrative expenses were approximately $0.3 million for the three months ended March 31, 2017, mainly consisting of professional fees of approximately $198,000, director fees of approximately $31,000 and insurance totaling approximately $74,000. General and administrative expenses were $151,000 for the three months ended March 31, 2016, mainly consisting of professional fees of approximately $28,000, director fees of approximately $63,000 and insurance totaling approximately $49,000.

Merger costs. Merger costs for the three months ended March 31, 2017 of approximately $125,000 are professional fees related to the merger for the agreed upon LOI.

Acquisition expenses. During the three months ended March 31, 2017, acquisition expense totaled $2.9 million, of which $1.1 million were incurred by related parties. See Note E - Related Party Transactions of the Notes to the Unaudited Consolidated Financial Statements included in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q, for additional information. As the Company did not acquire any properties during three months ended March 31, 2016, the Company had acquisition expense during the period of $109,000. As the Company continues to grow and acquire more properties the Company expects acquisition expenses to grow as well.

Operations and maintenance. During the three months ended March 31, 2017, the Company's operation and maintenance expenses totaled approximately $351,000, and mainly consisted of payroll on the San Jose Garage of approximately $44,000 and property taxes of approximately $93,000. Remaining costs are associated with the operation of the properties such as minor repairs & maintenance. As the Company did not acquire any properties during the three months ended March 31, 2016, the Company had no operations and maintenance expense for the period.

Operations and maintenance - related party. During the three months ended March 31, 2017, the Company's operation and maintenance expenses - related party totaled approximately $237,000 consisted of asset management fees to MVP Realty Advisor, LLC (the "Advisor").

See Note E - Related Party Transactions of the Notes to the Unaudited Consolidated Financial Statements included in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q, for additional information on the asset management fee.

Interest expense. For the three months ended March 31, 2017, interest expense totaled approximately $796,000. This expense is the interest expense and amortized loan costs incurred by the Company's KeyBank line of credit, the two Cleveland lots (MVP Cleveland West 9th, LLC & 33740 Crown Colony, LLC), Detroit Center Garage, San Jose Garage, Cincinnati Race Street Garage and financing of the Company's Directors and Officers liability Insurance. Interest expense was $1,000 for the three months ended March 31, 2016, which was due to the financing of the Company's Directors and Officers Liability Insurance. As of March 31, 2017, the Company's loan to cost ratio was approximately 54% ((x) the sum of line of credit of $19.9 million and notes payable of $41.8 million divided by (y) total parking assets of $114.5 million). The Company expects to continue to leverage the Company's parking assets and future parking assets to fund additional purchases. This will result in higher interest expense in the future.

See Note K - Notes Payable and Note J - Line of Credit of the Notes to the Unaudited Consolidated Financial Statements included in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q, for additional information

Discontinued operations, net of income taxes
Income from assets held for sale, net of income taxes	$6,000	$--
Total income from discontinued operations	$6,000	$--

Discontinued Operations. As of March 31, 2017, we had a 100% ownership interest in one property that was listed as held for sale, with a carrying value of approximately $700,000. This property was acquired on November 22, 2016. This property is accounted for at the fair value based on an appraisal.

See Note M - Assets Held for Sale of the Notes to the Unaudited Condensed Consolidated Financial Statements included in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q.

Funds from Operations and Modified Funds from Operations

The Advisor believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient. Additionally, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, the Company believes that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after the acquisition activity ceases.

In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts ("NAREIT") promulgated a measure known as funds from operations ("FFO"). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, the Company believes that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of the Company's performance relative to the Company's competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than the Company does, making comparisons less meaningful.

The Investment Program Association ("IPA") issued Practice Guideline 2010-01 (the "IPA MFFO Guideline") on November 2, 2010, which extended financial measures to include modified funds from operations ("MFFO"). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisition fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve the Company's objectives, the Company may borrow at fixed rates or variable rates. In order to mitigate the Company's interest rate risk on certain financial instruments, if any, the Company may enter into interest rate cap agreements and in order to mitigate the Company's risk to foreign currency exposure, if any, the Company may enter into foreign currency hedges. The Company views fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Additionally, the Company believes it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations, assessments regarding general market conditions, and the specific performance of properties owned, which can change over time.

No less frequently than annually, the Company evaluates events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, the Company assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows (including net rental and lease revenues, net proceeds on the sale of the property, and any other ancillary cash flows at a property or group level under GAAP) expected from the use of the assets and the eventual disposition. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted future cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of MFFO as described above, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company's operations, it could be difficult to recover any impairment charges through operational net revenues or cash flows prior to any liquidity event. The Company adopted the IPA MFFO Guideline as management believes that MFFO is a helpful indicator of the Company's on-going portfolio performance. More specifically, MFFO isolates the financial results of the REIT's operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or the Company's future ability to pay the Company's dividends. By providing FFO and MFFO, the Company presents information that assists investors in aligning their analysis with management's analysis of long-term operating activities. MFFO also allows for a comparison of the performance of the Company's portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of the Company's performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and the Company believe often used by analysts and investors for comparison purposes. As explained below, management's evaluation of the Company's operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

·
Straight-line rent. Most of the Company's leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, it is added back to FFO to arrive at MFFO as a means of determining operating results of the Company's portfolio.

·
Amortization of in-place lease valuation. As this item is a cash flow adjustment made to net income in calculating the cash flows provided by (used in) operating activities, it is added back to FFO to arrive at MFFO as a means of determining operating results of the Company's portfolio.

·
Acquisition-related costs. The Company was organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to the Company's stockholders. In the process, the Company incurs non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP, are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss). These costs have been and will continue to be funded with cash proceeds from the Offering or included as a component of the amount borrowed to acquire such real estate. If the Company acquires a property after all offering proceeds from the Offering have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless the Advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to the Advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of the Company's portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments' revenues and expenses. Acquisition-related costs may negatively affect the Company's operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of the Company's operating performance during periods in which acquisitions are made. However, it can provide an indication of the Company's on-going ability to generate cash flow from operations and continue as a going concern after the Company ceases to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to the Company. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

For all of these reasons, the Company believes the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of the Company's real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of the Company's cash available to fund distributions since other uses of cash, such as capital expenditures at the Company's properties and principal payments of debt, are not deducted when calculating FFO and MFFO. Additionally, MFFO has limitations as a performance measure in an offering such as the Company's where the price of a share of common stock is a stated value. The use of MFFO as a measure of long-term operating performance on value is also limited if the Company does not continue to operate under the Company's current business plan as noted above. MFFO is useful in assisting management and investors in assessing the Company's on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the Offering and acquisition stages are complete and net asset value ("NAV") is disclosed. However, MFFO is not a useful measure in evaluating NAV because impairments are taken into account in determining NAV but not in determining MFFO. Therefore, FFO and MFFO should not be viewed as more prominent a measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other organization body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and the Company may have to adjust the calculation and characterization of this non-GAAP measure.

The Company's calculation of FFO and MFFO, attributable to shareholders is presented in the following table for the three months ended March 31, 2017 and 2016.

	For the Three Months Ended
	March 31, 2017 (As restated)	March 31, 2016
Net loss attributable to MVP REIT II, Inc. shareholders	$(3,101,000)	$(262,000)
Add (Subtract):
Depreciation of real estate assets	425,000	--
Discontinued operations income	(6,000)	--
FFO	$(2,681,000)	$(262,000)
Add:
Acquisition fees and expenses to non-affiliates	1,766,000	--
Acquisition fees and expenses to affiliates	1,118,000	109,000
Acquisition / Merger costs	125,000	--

MFFO attributable to MVP REIT II, Inc. shareholders	$328,000	$(153,000)

Capital and Liquidity Resources

The Company commenced operations on December 30, 2015.

The Company's principal demand for funds will be/and is for the acquisition of real estate assets, the payment of operating expenses, capital expenditures, interest on the Company's outstanding indebtedness and the payment of distributions to the Company's stockholders. Over time, the Company intends to generally fund its operating expenses from its cash flow from operations. The cash required for acquisitions and investments in real estate will be funded primarily from the sale of shares of the Company's common stock, including those offered for sale through the Company's distribution reinvestment plan, dispositions of properties in the Company's portfolio and through third party financing and the assumption of debt on acquired properties.

In addition, the Company anticipates raising additional funds though private placements of its preferred stock as well as through additional debt financing. As of March 31, 2017, the Company had raised approximately $2.6 million in funds from the Series A Convertible Redeemable Preferred Stock and Warrants.

Net cash used in operating activities for the three months ended March 31, 2017 totaled approximately $3.7 million. Operating cash flows were used for the payment of normal operating expenses. Net cash used in investing activities totaled approximately $51.8 million and consisted of payments made for future acquisitions of $227 million, payments made for investments in real estate of approximately $56.7 million, offset by proceeds received from non-controlling interest of $5.1 million. Net cash provided by financing activities totaled approximately $55.3 million and mainly consisted of proceeds from issuance of common stock of approximately $5.0 million and issuance of preferred stock of approximately $2.6 million. In addition, financing activity included proceeds from notes payable of approximately $36.4 million, proceeds from the Company's KeyBank line of credit of approximately $11.9 million, payments on notes payable of approximately $0.2 million, payments on line of credit of $0.3 million and cash distributions of approximately $161,000, $5,000 and $50,000 made to common stockholders, preferred stockholders and non-controlling interest, respectively.

Net cash used in operating activities for the three months ended March 31, 2016 was approximately $134,000. Operating cash flows were used for the payment of normal operating expenses. Net cash used in investing activities is approximately $3.4 million and consisted of investment in equity method investee of approximately $0.6 million and investment in cost method investees of approximately $2.7 million. Net cash provided by financing activities is approximately $8.6 million and consisted of proceeds from issuance of common stock of approximately $8.7 million, distributions of approximately $10,000 and payments on notes payable of approximately $45,000.

On October 5, 2016, the Company, through its Operating Partnership, and MVP REIT, through a wholly owned subsidiary (the "Borrowers"), entered into a credit agreement (the "Unsecured Credit Agreement") with KeyBank, National Association ('KeyBank") as the administrative agent and KeyBank Capital Markets ("KeyBank Capital Markets") as the lead arranger. Pursuant to the Unsecured Credit Agreement, the Borrowers were provided with a

$30 million unsecured credit facility (the "Unsecured Credit Facility"), which may be increased up to $100 million, in minimum increments of $10 million. The Unsecured Credit Facility has an initial term of two years, maturing on October 5, 2018, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. The Unsecured Credit Facility has an annual interest rate calculated based on LIBOR Rate plus 2.25% or Base Rate plus 1.25%, both as provided in the Unsecured Credit Agreement. The Base Rate is calculated as the greater of (i) the KeyBank Prime rate or (ii) the Federal Funds rate plus ½ of 1%. Payments under the Unsecured Credit Facility are interest only and are due on the first day of each quarter. The obligations of the Borrowers of the Unsecured Credit Agreement are joint and several. The REITs have entered into cross-indemnification provisions with respect to their joint and several obligations under the Unsecured Credit Agreement.

In connection with our KeyBank Unsecured Credit Agreement, the Borroweres are required to maintain a minimun liquidity requirement of $2.0 mllion, whice is defined as the sum of unencumbered cash and cash equivalents of the Borrower and its Subsidiaries. In addition, the loan with Bank of America for the MVP Detroit Center Parking garage requires the Company and MVP RETI to maintain a combined $2.3 million liquidity, which is defined as unencumberd cash and cash equivalents. As of May 9, 2017, the Compay and MVP REIT were in compliance with both these lender requirements.

The Company will experience a relative decrease in liquidity as offering proceeds are used to acquire and operate assets and may experience a temporary, relative increase in liquidity if and when investments are sold, to the extent such sales generate proceeds that are available for additional investments. The Advisor may, but is not required to, establish working capital reserves from offering proceeds of cash flow generated by the Company's investments or out of proceeds from the sale of investments. The Company does not anticipate establishing a general working capital reserve during the initial stages of the Offering; however, the Company may establish capital reserves with respect to particular investments. The Company also may, but is not required to, establish reserves out of cash flow generated by investments or out of net sale proceeds in non-liquidating sale transactions. Working capital reserves are typically utilized to fund tenant improvements, leasing commissions and major capital expenditures. The Company's lenders also may require working capital reserves.

To the extent that the working capital reserve is insufficient to satisfy the Company's cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowing. In addition, subject to the limitations previously described in the Company's prospectus, the Company may incur indebtedness in connection with the acquisition of any real estate asset, refinance the debt thereon, arrange for the leveraging of any previously unfinanced property or reinvest the proceeds of financing or refinancing in additional properties.

The Company's management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting the Company's targeted portfolio, the U.S. parking facility industry, which may reasonably be expected to have a material impact on either capital resources or the revenues or incomes to be derived from the operation of the Company's assets.

In addition to making investments in accordance with the Company's investment objectives, the Company expects to use its capital resources to make certain payments to the Company's advisor and the selling agent(s). During the acquisition and development stage, the Company expects to make payments to the Company's advisor in connection with the selection or purchase of investments, the management of the Company's assets and costs incurred by the Company's advisor in providing services to us. For a discussion of the compensation to be paid to the Company's advisor, see "Fees and Expenses Paid in Connection with the Operations of the Company", included in Note E - Related Party Transactions and Arrangements Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q for more information. The advisory agreement has a one-year term but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of the Company's advisor and the Company's board of directors.

Management Compensation Summary

The following table summarizes all compensation and fees incurred by us and paid or payable to the Company's Advisor and its affiliates in connection with the Company's organization, the Company's initial public offering and the Company's operations for the three months ended March 31, 2017 and, 2016.

	For the three months ended March 31,
	2017	2016

Acquisition Fees - related party	$1,118,000	$109,000
Asset Management Fees	237,000	--
Total	$1,355,000	$109,000

Distributions and Stock Dividends

The Company intends to make regular cash and stock distributions to its common stockholders and cash distributed to its Series A preferred stock and any outstanding Series 1 preferred stock, typically on a monthly basis. The actual amount and timing of distributions will be determined by the Company's board of directors in its discretion and typically will depend on the amount of funds available for distribution, which is impacted by current and projected cash requirements, tax considerations and other factors. As a result, the Company's distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, the Company must make distributions equal to at least 90% of its REIT taxable income each year.

Common Stock

On October 23, 2015, the Company announced that its board of directors has approved a plan for payment of initial monthly cash distributions of $0.0625 per share and monthly stock dividends of $0.0025 per share, based on a purchase price of $25.00 per common share, commencing after the Company breaks escrow upon receiving subscriptions for the minimum offering amount of $2 million. The initial cash distribution and stock dividend were paid on February 10, 2016 to stockholders of record as of January 24, 2016. The initial cash distributions were paid from offering proceeds rather than funds from operations and therefore may represent a return of capital. There can be no assurance that distributions and dividends will continue to be paid at this rate. The Company's board of directors may at any time change the distribution and dividend rate or suspend payment of distributions and dividends if it determines that such action is in the best interest of the Company and its stockholders. The Company expects that its board of directors will continue to authorize, and it will declare, distributions based on a record date on the 24th of each month, and it expects to continue to pay distributions on the 10th day of the following month (or the next business day if the 10th is not a business day), monthly in arrears. The Company has not established a minimum distribution level, and its charter does not require that it make distributions to its stockholders; however, the Company anticipates the payment of monthly distributions. The Company may also make special stock dividends.

From inception through March 31, 2017, the Company had paid approximately $435,000 in cash, issued 29,731 shares of its common stock as DRIP and issued 47,116 shares of its common stock as dividend in distributions to the Company's stockholders. All of the cash distributions were paid from offering proceeds and constituted a return of capital. The Company's total distributions paid for the period presented, the sources of such distributions, the cash flows provided by (used in) operations and the number of shares of common stock issued pursuant to the Company's distribution reinvestment plan, or DRIP, are detailed below.

To date, all distributions were paid from offering proceeds and therefore may represent a return of capital.

	Distributions paid in Cash	Distributions paid through DRIP	Total Distributions Paid	Cash Flows Used in Operations (GAAP basis)
1st Quarter, 2017	$161,000	$285,000	$446,000	$(3,672,000)
2nd Quarter, 2017	--	--	--	--
3rd Quarter, 2017	--	--	--	--
4th Quarter, 2017	--	--	--	--
Total 2017	$161,000	$285,000	$446,000	$(3,672,000)

	Distributions paid in Cash	Distributions paid through DRIP	Total Distributions Paid	Cash Flows Used in Operations (GAAP basis)
1st Quarter, 2016	$10,000	$14,000	$24,000	$(134,000)
2nd Quarter, 2016	47,000	67,000	114,000	(435,000)
3rd Quarter, 2016	85,000	136,000	221,000	(1,181,000)
4th Quarter, 2016	132,000	241,000	373,000	(1,894,000)
Total 2016	$274,000	$458,000	$732,000	$(3,644,000)

As of March 31, 2017, the Company issued 47,116 shares of its common stock as dividend distribution made to the Company's stockholders through the DRIP.

Preferred Series A Stock

The Company offered up to $50 million in shares of the Company's Series A Convertible Redeemable Preferred Stock ("Series A"), par value $0.0001 per share, together with warrants to acquire the Company's common stock, in a Regulation D 506(c) private placement to accredited investors. In connection with the private placement, on October 27, 2016, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 50,000 shares of Series A Convertible Redeemable Preferred Stock. The Company commenced the private placement of the Shares to accredited investors on November 1, 2016 and closed the offering on March 24, 2017. IThe Company raised approximately $2.6 million, net of offering costs, in the Series A private placements.

As disclosed on an 8-K filed with the SEC on March 30, 2017, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 97,000 shares of its authorized capital stock as shares of Series 1 Convertible Redeemable Preferred Stock ("Series 1"), par value $0.0001 per share. The Company commenced the Regulation D 506(b) private placement of Series 1 shares to accredited investors starting April 7, 2017. As of May 9, 2017, the Company has not received any funds in relation to the Series 1 offering.

From inception through March 31, 2017, the Company has paid $5,000 in distributions for preferred stockholders, all of which were paid from offering proceeds and constituted a return of capital.

To date, all distributions were paid from offering proceeds and therefore may represent a return of capital.

	Distributions paid in Cash	Distributions paid through DRIP	Total Distributions Paid	Cash Flows Used in Operations (GAAP basis)
1st Quarter, 2017	$5,000	$--	$5,000	$(3,672,000)
2nd Quarter, 2017	--	--	--	--
3rd Quarter, 2017	--	--	--	--
4th Quarter, 2017	--	--	--	--
Total 2017	$5,000	$--	$5,000	$(3,672,000)

The Company may not generate sufficient cash flow from operations to fully fund distributions. All or a portion of the distributions may be paid from other sources, such as cash flows from equity offerings, financing activities, borrowings, cash advances from the Advisor, or by way of waiver or deferral of fees. The Company has not established any limit on the extent to which distributions could be funded from these other sources. Accordingly, the amount of distributions paid may not reflect current cash flow from operations and distributions may include a return of capital, rather than a return on capital. If the Company continues to pay distributions from sources other than cash flow from operations, the funds available to the Company for investments would be reduced and the share value may be diluted. The level of distributions will be determined by the board of directors and depend on a number of factors including current and projected liquidity requirements, anticipated operating cash flows and tax considerations, and other relevant items deemed applicable by the board of directors.

Related-Party Transactions and Arrangements

The Company has entered into agreements with affiliates of its Sponsor, whereby the Company will pay certain fees or reimbursements to the Advisor or its affiliates in connection with, among other things, acquisition and financing activities, asset management services and reimbursement of operating and offering related costs. See Note E - Related Party Transactions and Arrangements in in Part I, Item 1 Financial Statements of this Quarterly Report on Form 10-Q for a discussion of the various related party transactions, agreements and fees.

On November 5, 2016, the Company purchased 338,409 shares of MVP REIT's common stock from an unrelated third party for $3.0 million or $8.865 per share. During the three months ended March 31, 2017, the Company received, approximately $52,000 in stock distributions, related to the Company's ownership of MVP REIT common stock.

Inflation

The Company expects to include provisions in its tenant leases designed to protect the Company from the impact of inflation. These provisions will include reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases annual reimbursement of operating expenses above a certain allowance. Due to the generally long-term nature of these leases, annual rent increases may not be sufficient to cover inflation and rent may be below market.

Income Taxes

The Company has been organized and conducts its operations to qualify as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company expects to qualify as a REIT commencing with the taxable year ending December 31, 2016. A REIT is generally not subject to federal income tax on that portion of its REIT taxable income which is distributed to its stockholders, provided that at least 90% of its REIT taxable income is distributed and provided that certain other requirements are met. The Company's REIT taxable income may substantially exceed or be less than the net income as determined based on GAAP, because, differences in GAAP and taxable net income consist primarily of allowances for loan losses or doubtful account, write-downs on real estate held for sale, amortization of deferred financing cost, capital gains and losses, and deferred income.

REIT Compliance

The Company intends to qualify as a REIT for federal income tax purposes, and therefore the Company generally will not be subject to federal income tax on income that the Company distributes to the stockholders. If the Company fails to qualify as a REIT in any taxable year, including and after the taxable year in which the Company initially elects to be taxed as a REIT, the Company will be subject to federal income tax on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which qualification is denied. Failing to qualify as a REIT could materially and adversely affect the Company's net income.

To qualify as a REIT for tax purposes, the Company will be required to distribute at least 90% of its REIT taxable income to the Company's stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact the Company's REIT status. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on the taxable income at regular corporate rates.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of March 31, 2017 and December 31, 2016.

Real Estate Investments & Industry Outlook

We believe that favorable U.S. Treasury yields and competitive lender spreads have created a generally favorable borrowing environment for real estate purchases in 2015 and 2016. Given the uncertainty around the world's financial markets, investors have been willing to accept lower yields on U.S. government backed securities, providing Freddie

Mac and Fannie Mae with excellent access to investor capital. During the 4th quarter of 2016, U.S. Treasury rates increased, the Company expects the market to continue to increase US Treasury rates over the next year, which will make it harder to finance the Company's current unencumbered properties or to finance new acquisitions at favorable rates. Management will continue to look for favorable financing opportunities that will maximize the Company's use of cash, but there can be no assurance that the Company will be able to find favorable rates.

Parking Industry Outlook

In December 2016, the National Parking Association, ("NPA"), released their annual Parking Demand Report, which highlighted long-term demand and potential trends in the parking industry. According to the NPA's website http://weareparking.org some of the key finds include:

·	Parking revenue is projected to grow from just under $25 billion in 2015 to nearly $29 billion by 2018.
·	The #1 reason for parking growth is population expansion projected to increase from 320M in 2015, to 400M by 2050.
·	15 year trend continues, 86 percent of U.S. commuters' say driving and parking their vehicle is their dominant mode of transportation.
·	Approximately 119.9M Americans drive to work (2013 U.S. Census).
·	New York, Los Angeles, Chicago, Houston and Phoenix highlight urbanization and density and have the most parking growth potential.
·	The top two states in terms of parking revenue are California ($1.4 billion), and New York ($1.2 billion).
·
By region, population density leads to parking growth in the New York/Northeast corridor. The West Coast, anchored by California, continues to be a parking powerhouse. And Florida as 3rd most populous state, presents future revenue growth opportunities.

According to NPA, parking demand is a function of a number of factors, all working in tandem to affect demand and usage. When looking at macroeconomic, demographic, employment, and industry statistics, NPA see a picture of patterns that influence parking demand in North America:

·	Population: Fundamental population growth of 9.6% from the 2000 U.S. Census to the 2010 U.S. Census is expected to continue into the future.
·	Employment: In the U.S., 92% employment provides sustained parking demand, 6.2% unemployment as of August 2014.
·	Baby Boomers. The Baby Boomer population will be 65 or older in 2029 and stand at 61.3 million, representing 20% of the U.S. population.
·	Colleges/Universities: College/university enrollment increased 30% from 2000-2009, from 15.3 million to 20.4 million.
·	Municipalities: Public sector parking is beset by financial pressures; this pressure will accelerate automation and rate increases that will drive revenue.
·	Pricing: Demand will be affected by demand pricing, mobile rate promotions, pre-paid parking and price increases, both public/private, as well as price rates for peak parking periods.

Critical Accounting Policies

The Company's accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions is different, it is possible that different accounting policies will be applied or different amounts of assets, liabilities, revenues and expenses will be recorded, resulting in a different presentation of the financial statements or different amounts reported in the financial statements.

Additionally, other companies may utilize different estimates that may impact comparability of the Company's results of operations to those of companies in similar businesses. Below is a discussion of the accounting policies that management considers to be most critical once the Company commences significant operations. These policies require complex judgment in their application or estimates about matters that are inherently uncertain.

Real Estate Investments

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to 40 years for buildings, 15 years for land improvements, five years for fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The Company are required to make subjective assessments as to the useful lives of the Company's properties for purposes of determining the amount of depreciation to record on an annual basis with respect to the Company's investments in real estate. These assessments have a direct impact on the Company's net income because if the Company were to shorten the expected useful lives of the Company's investments in real estate, the Company would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

The Company is required to present the operations related to properties that have been sold or properties that are intended to be sold, as discontinued operations in the statement of operations for all periods presented. Properties that are intended to be sold are to be designated as "held for sale" on the balance sheet.

Purchase Price Allocation

The Company allocates the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. The Company utilizes various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Amounts allocated to land, land improvements, buildings and fixtures are based on cost segregation studies performed by independent third parties or on the Company's analysis of comparable properties in the Company's portfolio. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by the Company in its analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, the Company will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period. Estimates of costs to execute similar leases including leasing commissions, legal and other related expenses are also utilized. Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, the Company initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangible assets related to customer relationship, as applicable, is measured based on the Company's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the tenant. Characteristics considered by the Company in determining these values include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, the Company will utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company will also consider information obtained about each property as a result of the pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed.

Deferred Costs

Deferred costs may consist of deferred financing costs, deferred offering costs and deferred leasing costs. Deferred financing costs represent commitment fees, legal fees, and other costs associated with obtaining commitments for financing. These costs are amortized over the terms of the respective financing agreements using the effective interest method. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financial transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Contractual Obligations

As of March 31, 2017, our contractual obligations consisted of the mortgage notes secured by our acquired properties and the Revolving Credit Facility:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$41,919,000	$3,587,000	$3,705,000	$1,671,000	$32,956,000
Capital and Operating Lease Obligations	--	--	--	--	--
Line of credit:	--	--	--	--	--
Interest	--	--	--	--	--
Principle	19,874,000	19,874,000	--	--	--
Purchase Obligations	--	--	--	--	--
Total	$61,793,000	$23,461,000	$3,705,000	$1,671,000	$32,956,000

Contractual obligation table amount does not reflect the unamortized loan issuance costs of approximately $0.2 million for notes payable and approximately $0.2 million for the line of credit as of March 31, 2017.

Subsequent Events

During April 2017, the company increased their ownership interest in the MVP Houston Preston Lot from 20% to 60%, by purchasing $1.12 million of MVP REIT ownership and will now be considered the controlling party.

The Company offered up to $50 million in shares (the "Shares") of the Company's Series A Convertible Redeemable Preferred Stock ("Series A"), par value $0.0001 per share, together with warrants to acquire the Company's common stock, in a Regulation D 506(c) private placement to accredited investors. In connection with the private placement, on October 27, 2016, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 50,000 shares of Series A Convertible Redeemable Preferred Stock. The Company commenced the private placement of the Shares to accredited investors on November 1, 2016 and closed the offering on March 24, 2017. In connection with the Series A Convertible Redeemable Preferred Stock, the Company raised $2.6 million, net of offering costs.

As disclosed on an 8-K filed with the SEC on March 30, 2017, the Company filed with the State Department of Assessments and Taxation of Maryland Articles Supplementary to the charter of the Company classifying and designating 97,000 shares of its authorized capital stock as shares of Series 1 Convertible Redeemable Preferred Stock ("Series 1"), par value $0.0001 per share. The Regulation D 506(b) private placement to accredited investors was available for sale starting April 7, 2017.

On April 7, 2017, MVP REIT II, Inc. (the "Company") issued a convertible note to an unaffiliated accredited investor in the principal amount of $2,000,000 (the "Note"). The Note bears interest at the rate of 5.75% per annum and has a maturity date of April 7, 2018. Interest is payable quarterly on the last business day of each March, June, September and December, commencing June 2017, and on the maturity date. At the holder's option, the Note may be converted, in whole or in part, into shares of the Company's Series 1 Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series 1 Preferred Stock") at a conversion price of $1,000 per share. The Company also will issue to the holder warrants (the "Warrants") to acquire 35 shares of the Company's common stock, par value $0.0001 per share, for each share of Series 1 Preferred Stock issued to the holder as a result of such conversion. On May 11, 2017, this Note was converted into $2.0 million worth of the Company's Series 1 Convertible Redeemable Preferred Stock.

On April 13, 2017, the Company and MVP REIT issued a promissory note to KeyBank for $12.7 million secured by a pool of properties, including MVP Denver Sherman, LLC, MVP Denver Sherman 1935, LLC, MVP Milwaukee Arena, LLC, MVP St. Louis Washington, LLC, MVP Louisville Station Broadway, LLC, and Cleveland Lincoln Garage Owners, LLC. This note had a 10 year term, an interest rate of 4.9% per annum and required monthly interest only payment for the first two years. After that the loan calls for monthly principal and interest payments of approximately $74,000, with a balloon payment at maturity. This loan mature in April 2027. These properties had been previously financed on the joint KeyBank line of credit and all loan proceeds were used to paydown the line.

On May 1, 2017, the Company and MVP REIT issued a promissory note to Cantor Commercial Real Estate Lending, L.P. ("CCRE") for $16.25 million secured by a pool of properties, including MVP Indianapolis Meridian Lot, LLC, MVP Louisville Station Broadway, LLC, White Front Garage Partners, LLC, MVP Houston Preston Lot, LLC, MVP Houston San Jacinto Lot, LLC, St. Louis Broadway Group, LLC, and St. Louis Seventh & Cerre, LLC. This note had a 10 year term, an interest rate of 5.03% per annum and required monthly interest only payment over the 10 year with a balloon payment at maturity. This loan matures in April 2027. These properties had been previously financed on the joint KeyBank line of credit and all loan proceeds were used to paydown the line.

On May 1, 2017, MVP REIT, Inc. ("MVP I") and MVP REIT II, Inc. ("MVP II") jointly announced that, after reviewing strategic alternatives, a special committee of the board of directors of MVP I (the "MVP I Special Committee") has accepted a non-binding Letter of Intent ("LOI") from MVP II regarding a proposed merger of MVP I with MVP II. If necessary approvals are received and other conditions are satisfied, the merger consideration payable by MVP II to each holder of common stock, $0.001 par value per share, of MVP I would be 0.365 shares of common stock, $0.0001 par value per share, of MVP II. The LOI also provides, among other non-binding terms and conditions, that any definitive merger agreement agreed to by the parties will include go-shop and termination fee provisions. The proposed merger is subject to substantial conditions to consummation, including the entry by MVP I and MVP II into a definitive merger agreement, certain third party approvals and, if a definitive merger agreement is reached, any required stockholder approvals. There can be no assurance that the proposed merger will be consummated.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for a smaller reporting company.

ITEM 4. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

In light of the restatement discussed in Note B to the unaudited condensed consolidated financial statements, the Company's Chief Executive Officer and Chief Financial Officer have reevaluated the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report, and they have concluded that these controls and procedures were not effective in detecting the misstatement of our interest expense. Subsequent to the discovery, we have implemented additional internal controls including additional schedules relating to interest expense and deferred revenue along with review sign off at all levels for the quarterly review. We believe these additional procedures will be effective going forward. We will continue to monitor these controls on an on-going bases to evaluate their effectiveness.

(b) Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting during the first quarter of 2017, that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

PART II OTHER INFORMATION

None.

ITEM 1. LEGAL PROCEEDINGS

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

ITEM 1A. RISK FACTORS

There have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2016.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Recent Sales of Unregistered Securities

On May 26, 2015, the Company issued 8,000 shares of common stock at $25.00 per share to MVP Capital Partners II, LLC, the Sponsor, in exchange for $200,000 in cash. The Company relied on Section 4(a)(2) of the Securities Act for the exemption from the registration requirements of the Securities Act of 1933, as amended.

The Series A preferred stock and warrants have not been registered under the Securities Act of 1933, as amended (the "Act") and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company is relying on the private placement exemption from registration provided by Section 4(a)(2) of the Securities Act and by Rule 506(c) of Regulation D promulgated thereunder by the Securities and Exchange Commission (the "SEC"). The Company has filed file a Form D with the SEC in accordance with the requirements of Regulation D. This Offering closed on March 24, 2017.

Use of Offering Proceeds

On October 22, 2015, the Company's registration statement on Form S-11 registering a public offering (No. 333-205893) of up to $550,000,000 in shares of the Company's common stock was declared effective under the Securities Act of 1933, as amended, or the Securities Act, and the Company commenced the initial public offering. The Company offered up to 20,000,000 shares of its common stock to the public in the primary offering at $25.00 per share and continues to offer up to 2,000,000 shares of its common stock pursuant to the distribution reinvestment plan at $25.00 per share. The Company entered into selling agreements with MVP American Securities, LLC ("MVP AS") and other non-affiliated selling agents to distribute shares of the Company's common stock to its clients. . As of December 31, 2016, the Company ceased all selling efforts for the initial public offering but may accept additional subscriptions through March 31, 2017.

As of March 31, 2017, the Company had 2,521,088 shares of common stock issued and outstanding and 2,862 shares of preferred Series A stock for a total of approximately $63.6 Million, less offering costs.

The following is a table of summary of offering proceeds from inception through March 31, 2017:

Type	Number of Shares - Preferred	Number of Shares - Common	Value
Issuance of common stock	--	2,444,241	$61,106,000
DRIP shares	--	29,731	743,000
Issuance of preferred stock	2,862	--	2,556,000
Dividend shares	--	47,116	--
Distributions	--	--	(1,183,000)
Deferred offering costs	--	--	(1,086,000)
Contribution from Advisor	--		1,147,000

Total	2,862	2,521,088	$63,283,000

From October 22, 2015 through March 31, 2017, the Company incurred organization and offering costs in connection with the issuance and distribution of the registered securities of approximately $1.1 million, which were paid to unrelated parties by the Sponsor. From October 22, 2015 through March 31, 2017, the net proceeds to the Company from its offerings, after deducting the total expenses and deferred offering costs incurred and paid by the Company as described above, were $63.3 million. A majority of these proceeds were used to make investments in parking facilities, and our portion of the purchase price for these parking facilities was approximately $114 million. In addition, a portion of these proceeds were used to make cash distributions of approximately $435,000 to the Company's stockholders. The ratio of the costs of raising capital to the capital raised is approximately 1.7%.

Share Repurchase Program

As of March 31, 2017, the Company has not redeemed shares through the share repurchase program.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

None.

ITEM 5. OTHER INFORMATION

During the first quarter of 2017, the Company is not aware of any information that was required to be disclosed in a report on Form 8-K that was not disclosed in a report on Form 8-K.

ITEM 6. EXHIBITS

Exhibit No.	Description
3.1(1)	Articles of Amendment and Restatement of MVP REIT II, Inc.
3.2(2)	Bylaws of MVP REIT II, Inc.
3.3(7)	Articles Supplementary of MVP REIT II, Inc., designating 50,000 shares of Series A Convertible Redeemable Preferred Stock
4.1(3)	Form of Subscription Agreement
4.2(4)	Distribution Reinvestment Plan
4.3(5)	Amended and Restated Escrow Agreement, dated October 5, 2015, between MVP REIT II, Inc. and UMB Bank, N.A.
4.4(6)	Second Amended and Restated Escrow Agreement, dated November 30, 2015, by and among MVP REIT II, Inc., MVP American Securities, LLC, and UMB Bank, N.A.
4.5(7)	Form of warrants to acquire the Company's common stock
10.1(8)	Loan Agreement dated as of January 10, 2017 betwee MVP Detroit Center Garage, LLC and Bank of America, N.A.
31.1(*)	Certification of Chief Executive Officer pursuant to Rule 15d-14(a)(17 CFR 240.15d-14(a)) and Section 302 of the Sarbanes-Oxley Act of 2002.
31.2(*)	Certification of Chief Financial Officer pursuant to Rule 15d-14(a)(17 CFR 240.15d-14(a)) and Section 302 of the Sarbanes-Oxley Act of 2002.
32(*)	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101(*)
The following materials from the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2017, formatted in XBRL (eXtensible Business Reporting Language (i) Balance Sheets; (ii) Statements of Operations; (iii) Statement of Stockholder's Equity; (iv) Statements of Cash Flows; and (v) Notes to Financial Statements. As provided in Rule 406T of Regulation S-T, this information is furnished and not filed for purposes of Section 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

*	Filed concurrently herewith.
(1)	Filed previously with Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 on September 24, 2015, and incorporated herein by reference.
(2)	Filed previously with the Registration Statement on Form S-11 on July 28, 2015, and incorporated herein by reference.
(3)	Filed previously as Exhibit A to Supplement No. 1 to the Registrant's prospectus filed December 3, 2015, and incorporated herein by reference.
(4)	Filed previously as Appendix D to the Registrant's prospectus filed October 23, 2015, and incorporated herein by reference.
(5)	Filed previously with Pre-Effective Amendment No. 3 to the Registration Statement on Form S-11 on October 6, 2015, and incorporated herein by reference.
(6)	Filed previously on Form 8-K on December 3, 2015, and incorporated herein by reference.

(7) Filed previously on Form 8-K on October 27, 2016 and incorporated herein by reference.

(8) Filed previously on Form 8-K on January 11, 2016 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MVP REIT II, Inc.

By:	/s/ Michael V. Shustek
Michael V. Shustek
Chief Executive Officer and President
Date:	May 17, 2017

By:	/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
Date:	May 17, 2017